                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                       FORM 10


                     GENERAL FORM FOR REGISTRATION OF SECURITIES
    Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                                       VISCORP
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                (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
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           Nevada                                      88-0101953
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   (State or other jurisdiction of                  (I.R.S. Employer
   incorporation or organization)                  Identification No.)
 111 North Canal Street, Suite 933                     60606
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 Chicago, Illinois  (Zip Code)
------------------------------------
 (Address of principal executive offices)


 Issuer's telephone number, (312) 655-0903
                                  ----------------


Securities to be registered under Section 12(b) of the Act:

Title of each class                     Name of each exchange on which each
to be so registered                     class is to be registered
       None                                          None
-----------------------------------     ----------------------------------------

-----------------------------------     ----------------------------------------


 Securities to be registered under Section 12(g) of the Act:
                            Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                                   (Title of class)

--------------------------------------------------------------------------------
                                   (Title of class)

AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER THE RISK FACTORS INVOLVED IN AN INVESTMENT IN THE COMPANY, INCLUDING THE FOLLOWING: (A) THAT THE COMPANY IS A DEVELOPMENT STAGE COMPANY THAT HAS GENERATED NO CASH REVENUES SINCE ITS INCEPTION, (B) THE COMPANY'S HISTORY OF LOSSES, (C) DOUBT AS TO WHETHER THE COMPANY CAN CONTINUE AS A GOING CONCERN, (D) INTENSE COMPETITION IN THE INDUSTRY IN WHICH THE COMPANY OPERATES, (E) VOLATILITY OF THE COMPANY'S STOCK PRICE AND
(F) THE UNCERTAINTY OF FUTURE FUNDING. PROSPECTIVE INVESTORS SHOULD CAREFULLY READ EACH SECTION OF THIS REGISTRATION STATEMENT WHICH CONTAIN THESE AND OTHER RISK FACTORS.


ITEM 1.   BUSINESS.

GENERAL

     Visual Information Service Corp. ("VISC") was incorporated in Illinois in May, 1990 and was founded to develop an electronic device capable of adding modem, video data and telephone features to an ordinary television receiver over a telephone line. The Company is seeking to take advantage of current and future worldwide interest in networked interactivity by introducing a series of affordable products and services that connect the standard television set and the telephone so that interactivity (and especially the Internet) can become a truly mass-market phenomenon. On November 28, 1995, VISC merged into Global Telephone and Communications, Inc. ("GTCI"). GTCI was incorporated in Nevada on May 30, 1984. The planned operation of GTCI was wholly separate from that of VISC. The merger was consummated because GTCI was not operating as a going concern and provided VISC an entity which already had a public presence. Pursuant to the merger each share of common stock of VISC was exchanged for four shares of common stock of GTCI. Following the merger, GTCI changed its name to Viscorp. As used herein, the Company refers to Viscorp and its subsidiary VISC.

     The Company continues to be in the development phase of operation. The Company has developed two products -- the Universal Internet Television Interface ("UITI") and the Electronic Device ("ED"). The Company is also engaged in certain initial marketing efforts with respect to the UITI and the ED. Since 1990, the Company has generated losses as a result of significant expenditures on research and development and substantial overhead expenses.

     The Company has generated losses since its inception in May 1990 and cannot currently generate sufficient revenues and cash flow from operations to meet its business obligations. In prior years, the Company was able to raise capital by issuing its Common Stock in private placements. The Company's future operations are predicated on raising additional capital in debt or equity markets. Any implementation of the commercialization of the UITI and the ED is dependent on obtaining additional financing that is necessary to achieve a level of sales adequate to support the Company's operations.


                                         (2)

PRODUCTS

     The UITI is a set top device which is designed to give the home television viewer access to the Internet, World Wide Web and other on-line services. The ED is an enhanced set top device which, in addition to on-line services, will feature capabilities such as telephone reception and dial-up, facsimile, pay-per-view options and electronic mail. The UITI and the ED are designed to be placed next to or on top of a standard television set and connect directly to a telephone jack either through a conventional telephone wire or through wireless radio frequency connectivity. Through the use of specifically configured fonts, the television set presents text and graphics that can be viewed at normal viewing distances. The UITI and the ED are equipped with a modem, video and audio circuitry, and a controller. Extensive functions may also be controlled with an enhanced remote control, currently being developed by the Company's engineers. The commodities which constitute the raw materials for the UITI and the ED presently are either available on the open market, or are available from select suppliers. Negotiations currently are taking place between the Company and various other entities in order for the Company to acquire the materials necessary to produce the housing of the UITI and the ED boxes, and for the remote control casing.

     In April, 1996, the Company entered into an agreement with Solectron France S.A., a US-based manufacturing company listed on the New York Stock Exchange ("Solectron"), pursuant to which Solectron produced the first 30 prototypes of the UITI at Solectron's facilities in France. The agreement expired when Solectron's design participation was completed upon the delivery of the UITI prototypes to the Company in September of 1996. The total service price for the contract was 231,000 French francs (taxes excluded). Although the contract price was stated in French francs, Solectron continually has billed and the Company continually has made all payments in United States currency.
Solectron's manufacturing expertise in collaboration with the Company's design techniques produced the working prototypes of the UITI. The Company expects the UITI product to be fully operational and deliverable to the marketplace by mid-1997.

     The Company conducted a field test of a preliminary prototype of the ED with Booth Communications, a cable television system operator based in Birmingham, Michigan. The ED was placed in the homes of approximately twenty cable subscribers and connected to the existing cable set-top box to provide access to the Internet, CompuServe and other services, including facsimile, TV-based speaker phone, caller ID and pay-per-view ordering. Sigma Research Management Group, an independent market-research firm, conducted a series of quantitative and qualitative studies (including focus groups) of the participating cable subscribers. The trial lasted approximately six months and was concluded in March, 1996. The study revealed that some functions provided by the ED may require redesign, changes to the feature array and expansion of capability. Technical and market-research results from this trial have been incorporated into the Company's revised prototype designs of the UITI and the ED. The Company expects the ED product to be fully operational and deliverable to the marketplace by late-1997. The ED accesses information available from computer sites, which is transmitted over lines provided by telephone and cable companies, and is displayed on the television screen. The Company must rely upon third parties to provide the foregoing signal transmission mechanisms. However, cable companies have begun the process of installing cable lines capable of supporting the ED system, in response to market forces calling for the improvement of


                                         (3)
antedated cable equipment. Therefore, the Company need not enter into any material alliances or collaborations in this regard.

     Although the field test demonstrated the functionality of the Company's products, there is no assurance that the Company will be able to successfully manufacture or market the UITI and/or the ED.

PATENTS

     The Company owns several patents covering the features of the UITI and the ED, which expire commencing on March 7, 2012, assuming all maintenance fees are paid. The Company relies on patents to protect its proprietary rights. The Company's success will depend in part on its ability to obtain patent protection for its products and to operate without infringing on the patent or other proprietary rights of others. There can be no assurance that patent applications filed by the Company will result in the issuance of patents of the scope and breadth of those previously granted to the Company or that any patents now or hereafter owned by the Company will afford protection against competitors which develop similar technology or provide products with competitive advantages to those designed by the Company. In addition, there can be no assurance that any patents issued to the Company will be held valid if subsequently challenged or that others will not claim rights in the patents and other proprietary technology without violating any of the Company's proprietary rights. There can be no assurance that others will not independently develop similar products, duplicate the Company's products or design products that circumvent any patents used by the Company. Patent enforcement is expensive, and the Company may not have the resources to pursue such protection. In the absence of patent protection, the Company's business may be adversely affected by competitors who independently develop substantially equivalent or superior technology.

LICENSES

     In December 1995, the Company entered into an agreement with Amiga Technologies GmbH, a German company ("Amiga"), for a nonexclusive, nontransferable license to the Amiga computer operating system technology. The initial term of the agreement expires December 26, 1998. Unless terminated, in accordance with the terms of the agreement, the agreement is renewable for subsequent three-year periods at the licensee's option. In January 1996, the Company paid an initial royalty deposit of $450,000 to Amiga. The Company is required to pay usage royalties as defined in the agreement. The agreement provides that the Company may sublicense its rights under the license for others to perform any licensed acts for the Company. The Company intends to use the Amiga operating system and chip sets in producing the UITI and the ED and also intends to sublicense the Amiga technology to others. The Company believes the Amiga operating system will enhance the operational capacity of the UITI and the ED. The Company has produced a prototype of the base board utilizing the Amiga operating system and chip sets which boards will be used to produce the UITI and the ED which currently is in the process of being tested.

     In December 1994, the Company entered into a license agreement with NTN Communications, Inc. ("NTN"). The initial term of the agreement expires December 31, 2001. Unless terminated, in accordance with the terms of the agreement, the agreement will be


                                         (4)
extended for a period of seven years. The Company has a nonexclusive worldwide license to promote, market and develop an on-line computer service, which will be provided by NTN, for use with the Company's product. The technology of this service provides two-way interactive computerized games that are broadcast to multiple locations, can be played by multiple participants at each location and enables the retrieval and processing of data entered by the participants. The Company is required to pay usage royalties as defined in the agreement. The Company agreed to pay NTN $250,000 upon signing the agreement. To date, the Company has paid $200,000 of this amount, with $50,000 due to NTN on December 31, 1996. The use of this license has not yet generated any revenues for the Company.

     In January 1995, the Company entered into a license agreement with Digital Sciences, Inc. ("Digital") to license the ED technology and services. The agreement with Digital ("Digital Agreement") grants to Digital an exclusive license to use the ED technology and services solely in the health care industry in the United States and Canada for a period of ten years. The Company received on February 27, 1995 an initial license fee payable in the form of 250,000 shares of Digital stock valued at $629,688, which amount reflected a discount from the trading price of the stock because the shares were restricted. In addition, Digital is obligated to pay a license fee based on a percentage of gross revenues derived from the use of the ED technology and services. The Company did not receive any license fees from Digital in 1995, other than the initial license fee, and there is no assurance that the Digital Agreement will generate license fees in the future.

OTHER MATERIAL AGREEMENTS

     On July 18, 1996, the Company entered into an agreement with Amiga (the "Amiga Agreement") to acquire certain assets of Amiga (the "Amiga Assets"). The Amiga Assets would be acquired by the Company from the bankruptcy estate of Escom Beteiligungs GmbH (a former manufacturer and distributor of IBM compatible computers throughout Europe) (the "bankruptcy estate of Escom"). The purchase price for the Amiga Assets would be $20.0 million less certain administrative costs associated with releasing the inventory to the Company, estimated to be approximately $1.3 million. The purchase price would be payable in three installments, with the first installment being due 30 days after the Company posts a bank guarantee for such payment, which guarantee was to be secured within 30 days of the date of the Amiga Agreement. The first payment of $10.0 million was due approximately 60 days from the date of the Amiga Agreement, or on or about September 18, 1996, with additional payments of $5.0 million and $3.7 million to occur 60 and 90 days, respectively, after posting such bank guarantee.

     The Amiga Assets would be acquired by a newly formed Delaware corporation ("Acquisition Corp.") which was formed expressly for the contemplated transaction. The Company intends to establish an operating entity in Switzerland, which will enter into a series of sales representation agreements with sales organizations located throughout the European community.

     Prior to the Company posting the bank guarantee for the purchase price, Amiga is obligated to continue its ongoing operations, including the sale of existing inventories. Any funds received by Amiga from the proceeds of sales between July 18, 1996 and the date the


                                         (5)

Company posts the bank guarantee are to be deposited in a bank account which will be transferred to the Company as part of the purchase of the Amiga Assets. As of October 1, 1996, such proceeds totaled $645,814. Although the Company currently is in negotiations with certain potential investors in an attempt to finance this transaction, the Company has not obtained any commitments for financing. Pursuant to previous negotiations with the bankruptcy estate of Escom, the Company received an extension from the earlier due date until October 14, 1996 to obtain the necessary financing. Although the time period to obtain financing has passed, the Company currently is in active negotiations with the bankruptcy estate of Escom to gain an additional extension of time to secure the necessary financing. However, as of October 22, 1996, no extension had been obtained. There is no assurance the Company will be able to obtain a further extension or the necessary financing to consummate the Amiga Agreement.

     If the Amiga Agreement is not consummated, the Company intends to continue its use of the Amiga computer operating system in accordance with the provisions of its December 1995 licensing agreement with Amiga. In addition, the Company will seek to acquire the patented Amiga technology in the open market. Any acquisition of the patented Amiga technology in the open market will be dependent on obtaining additional financing in debt or equity markets.

COMPETITION

     The Company faces intense competition within the interactive television ("ITV") industry, an industry in the midst of a period of significant volatility due to the convergence of computing, telephony and television. Currently, there are many companies developing, in various stages, systems similar to the Company's products. Products or procedures may become commercially available that are competitive with the Company's products. Most of the Company's competitors have substantially longer operating histories and substantially greater financial and managerial experience and resources. However, the Company does not believe that any of these companies currently are developing products with the same set of performance capabilities the Company expects to develop with its products.

     Competitors for the Company include the following: (i) television manufacturers such as Sony Electronics Corp. and Philips Consumer Electronics Co. -- often working in conjunction with computer companies -- that plan to introduce Internet-access set-top devices and/or "smart" interactive TV sets;
(ii) computer companies such as Oracle Corp., IBM Corp., Sun Microsystems Inc., Netscape Communications Corp. and Apple Computer Inc. who have announced plans to develop "network computers", which are stripped-down devices to be used in place of an expensive home personal computer system to provide access to the Internet and e-mail; (iii) video game companies such as Sega Genesis, Sony Electronics Corp. and Philips Consumer Electronics Co. that plan to enhance their game machines with Internet access and on-line capabilities; (iv) cable television set-top device manufacturers such as General Instrument and Scientific Atlanta that are enhancing the overall performance capabilities of their current analog and newer all-digital converter boxes; and (v) independent companies like the Company.

EMPLOYEES

     In addition to its officers, the Company has five employees in its office in Chicago. The Company also routinely utilizes the services of consultants.


                                         (6)

ITEM 2.   FINANCIAL INFORMATION.
                               SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the financial statements, related notes and other information included elsewhere in this Registration Statement. The statement of operations data set forth below for each of the years ended December 31, 1991, 1992, 1993, 1994 and 1995 are derived from financial statements of the Company that have been audited by Blackman Kallick Bartelstein, LLP, independent auditors. The selected financial data for the six months ended June 30, 1995 and 1996 are unaudited and include, in the opinion of the Company, all adjustments, consisting of only normal recurring accruals, that the Company considers necessary for a fair presentation of its results for such periods.


                                                    Years Ended December 31,                        Six Months Ended June 30,
                                 --------------------------------------------------------------     -------------------------
                                    1991         1992         1993         1994         1995           1995           1996
                                 ----------   ----------   ----------   ----------   ----------     ----------     ----------
STATEMENT OF OPERATIONS DATA .
Income . . . . . . . . . . . .            0            0            0            0     (629,688)(1)   (629,688)(1)          0
Operating Expenses
 Research and development. . .       75,592      199,924      622,428      701,460    1,134,262        526,773        808,305
 Travel and entertainment. . .       11,633       53,233      122,840      194,162      620,012        293,763        234,090
 Legal fees. . . . . . . . . .       34,553       66,078      150,133       28,508      552,109        246,281        257,795
 Consulting. . . . . . . . . .        6,678       39,711       17,789       73,786      353,915        133,775        232,448
 Other general and
  administrative including
  salaries . . . . . . . . . .      117,357      239,085      335,170      316,448      562,191        287,855        474,048
                                 ----------   ----------   ----------   ----------   ----------     ----------     ----------
  Total Operating Expenses . .      245,813      598,031    1,248,360    1,314,364    3,222,489      1,488,447      2,006,686

Operating Losses . . . . . . .      245,813      598,031    1,248,360    1,314,364    2,592,801        858,759      2,006,686
Other expense (income) . . . .
 Interest expense - other
  (stockholder debt) . . . . .       32,380       67,552      109,429                     2,910              0          6,002
 Interest expense - other. . .            0            0            0            0        1,103              0              0
 Interest income . . . . . . .            0            0            0       (4,095)      (8,761)        (1,996)        (5,480)
 Loss on disposal of
  equipment. . . . . . . . . .            0            0        2,817          757            0              0              0
                                 ----------   ----------   ----------   ----------   ----------     ----------     ----------
  Net loss . . . . . . . . . .      278,193      665,583    1,360,606    1,311,026    2,588,053        856,763      2,007,208
Average shares outstanding . .        1,000        1,000    7,104,092   11,775,976   17,190,915     16,042,308     21,715,758
 Loss per share. . . . . . . .          278          666          .19          .11          .15            .05            .09

BALANCE SHEET DATA . . . . . .
Total assets . . . . . . . . .       46,246       29,492       16,982      664,328    1,258,853        672,433      1,389,192
Total liabilities. . . . . . .      424,807    1,073,636    1,622,532      170,576      552,217        736,851      1,095,234
Shareholders equity (deficit).     (378,561)  (1,044,144)  (1,605,550)     493,752      706,636        (64,418)       293,958


------------------
(1) Represents the estimated market value of the 250,000 shares of Digital received by the Company as the initial license fee under the Digital License Agreement. See "Item 1. - Business - Licenses".


                                         (7)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    The information in this section should be read together with the consolidated financial statements and notes thereto that are included elsewhere in this Registration Statement.

    The Company has incurred net losses in its last three fiscal years. Moreover, there can be no assurance that the ED or the UITI will ever generate significant revenues, will generate any revenues or that they will do so in the time periods estimated by the Company. There can be no assurance that any of the Company's products will be introduced or marketed successfully, or that the Company will ever achieve a profitable level of operations or, if profitability is achieved, that it can be sustained.

    The Company's auditors have included an explanatory paragraph in their report with respect to the Company's financial statements included herein which states that the Company cannot currently generate sufficient revenues and cash flow from operations to meet its business obligations and, therefore, future operations are predicated on raising additional capital in debt or equity markets.

    The Company and certain officers and directors are defendants in a lawsuit filed by a former employee. This lawsuit currently is being tried in the United States District Court for the Northern District of California. The second amended complaint dated April 30, 1996 alleges multiple claims including breach of fiduciary duty, breach of oral agreement, wrongful termination of employment, interference with contract, breach of employment agreement and fraudulent misrepresentation, all arising out of the plaintiff's employment over a period of 2 1/2 months as the Company's President, the termination of his employment and the aborted negotiations for a proposed merger between the Company and the plaintiff's company. Damages claimed are in excess of $10 million for failure to transfer approximately four million shares of the Company's stock allegedly promised to the plaintiff, salary and expenses arising out of his employment relationship and punitive damages. The dollar amount of damages claimed is dependent upon the current per share price of the Company's stock. The Company's first summary adjudication motion, challenging the plaintiff's claim for failure to transfer approximately four million shares of Company stock, was granted by the District Court on August 29, 1996, thus precluding the plaintiff from recovering any shares of stock from the Company. Although this claim has been dismissed, the plaintiff filed a motion for reconsideration, which was heard by the District Court on October 11, 1996. On October 17, 1996, the District Court postponed ruling on the plaintiff's motion, but may rule on it at any time. Should the District Court deny the plaintiff's motion, it remains possible that the summary adjudication order could be overturned on appeal. Should the order be overturned, and should the plaintiff prevail on this claim, the Company may be materially adversely affected by the outcome. Should the order be upheld, the plaintiff's damage claim would be reduced to approximately $1.5 million for lost salary and expenses arising from the termination of the employment relationship.

    The Company filed a summary judgment motion against the plaintiff on all his remaining claims, which also was heard by the District Court on October 11, 1996. On October 17, 1996, the Court postponed ruling on the Company's motion, but may rule on it at any time. The District Court subsequently set a trial date for May 12, 1997. The Company believes the

                                         (8)
plaintiff's remaining allegations are without merit and intends to continue to vigorously defend itself and its directors and officers against the action.

    The Company filed a lawsuit against three individuals formerly associated with the Company and the corporation which currently employs each of the foregoing individuals on July 25, 1996 in the United States District Court for the Northern District of California. The Company's complaint alleges misappropriation of trade secrets, conversion and breach of fiduciary duty arising out of the individual defendants' previous confidential relationships with the Company, access to proprietary information including the technology, hardware design, software, parts selection, feature set and architecture of the ED technology and subsequent transmittal of this proprietary information to the defendant corporation for its beneficial use. The Company is seeking declaratory and injunctive relief, as well as monetary damages. The defendants filed various counterclaims against the Company on September 13, 1995 alleging intentional interference with economic advantage, intentional interference with contractual relations and unfair competition arising out of the same set of occurrences. The defendants are seeking damages for lost profits, injury to business reputation, diminution of value of proprietary data, loss of customers and loss of investments. In addition, the defendants are seeking a declaratory judgment of no misappropriation of trade secrets, injunctive relief and punitive damages.

    The Company has filed a motion for a preliminary injunction, which motion was heard by the District Court on October 25, 1996. The District Court has yet to rule on this motion. Because the lawsuit is in the very early stages of discovery, it is not possible to determine the probable likelihood of an adverse ruling. However, if the defendants succeeded on their counterclaims, and were awarded significant monetary damages, and/or injunctive or declaratory relief against the Company, the Company could be materially adversely affected. The Company believes the allegations in the defendants' counterclaims are without merit and intends to vigorously defend itself against the actions.

RESULTS OF OPERATIONS

    SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

    The Company had no license income in the first six months of fiscal 1996 compared to $629,688 in the first six months of fiscal 1995. The $629,688 represented the value of the 250,000 shares of Digital stock received by the Company as an initial license fee pursuant to the Digital Agreement in 1995.

    Research and Development Expenses increased to $808,305 for the first six months of 1996 from $526,773 for the first six months of fiscal 1995, an increase of $281,532. This increase was due to the increased activity relating to the production of a prototype of the ED, hiring additional engineers and amortization of Amiga license agreement prepaid royalties.

    Travel and entertainment expenses decreased to $234,090 for the first six months of fiscal 1996 from $293,763 for the first six months of fiscal 1995, a decrease of $59,673. The decrease was due to the reduction in travel by executive officers in connection with work relating to the Company's patents.



                                         (9)

    Legal fees increased to $257,795 for the first six months of fiscal 1996 from $246,281 for the first six months of fiscal 1995, an increase of $11,514. This increase was due to increased activity relating to the litigation.

    Other general and administrative expenses increased to $474,048 for the first six months of 1996 from $287,855 for the first six months of 1995, an increase of $186,193. This increase was due to marketing and advertising materials, relocation of the Company into larger office facilities and hiring additional employees.

    1995 COMPARED TO 1994.

    License income for 1995 was $629,688 which represented the value of 250,000 shares of Digital stock issued to the Company in payment of an initial license fee pursuant to the Digital Agreement. The value of the stock of Digital received by the Company reflected a discount from the trading price because the stock was restricted.

    Research and Development Expenses increased to $1,134,262 for fiscal 1995 from $701,460 for fiscal 1994, an increase of $432,802. This increase was due to: (i) costs related to the field test of the ED with Booth Communications;
(ii) additional costs related to the continuing development of the printed circuit layout for the base board, including fees for engineers and consultants; and (iii) costs of producing design and mechanical drawings for manufacturers of the prototypes of the UITI and the ED.

    Travel and Entertainment Expenses increased to $620,012 for fiscal 1995 from $194,162 for fiscal 1994, an increase of $425,850. Because the Company was successful in developing a prototype of the UITI and the ED during 1995, the Company significantly increased its marketing efforts to develop relationships with companies to manufacture and distribute the Company's products and to raise additional equity financing.

    Legal fees increased to $552,109 for fiscal 1995 from $28,908 for fiscal 1994, an increase of $523,201. This increase was due to: (i) legal fees related to a lawsuit filed against the Company in December 1994 by a former director and officer of the Company; (ii) legal fees related to the merger of VISC and GTCI; and (iii) legal fees related to the negotiation and documentation of the license agreements with Amiga and Digital.

    Consulting fees for consultants other than engineers increased to $353,915 for fiscal 1995 from $73,786 for fiscal 1994, an increase of $280,129. This increase was primarily due to the consulting fees associated with the formulation of the Company's business plan in 1995.

    Other general and administrative expenses increased to $562,191 for fiscal 1995 from $316,448 for fiscal 1994, an increase of $245,743. This increase was primarily due to the increased salaries resulting from the hiring of additional personnel, directors fees paid to the Chairman and printing costs associated with the preparation of the Company's business plan.


                                         (10)

    1994 COMPARED TO 1993.

    Research and Development Expenses increased to $701,460 for fiscal 1994 from $622,428 for fiscal 1993, an increase of $79,032. This increase was due to a general increase in activity of the Company in the continuing developing of its products.

    Travel and Entertainment Expenses increased to $194,162 for fiscal 1994 from $122,840 for fiscal 1993, an increase of $71,322. The increase reflects increased marketing efforts to develop relationships with companies to manufacture and distribute the Company's products.

    Legal fees decreased to $28,908 for fiscal 1994 from $150,133 for fiscal 1993, a decrease of $121,225. This decrease was primarily due to capitalizing legal expenses in connection with the Company's patents.

    Consulting fees for consultants (other than engineers) increased to $73,786 for fiscal 1994 from $17,789 for fiscal 1993, an increase of $55,997. This increase was due to the increase in the number of consultants retained in 1994.

    The Company had no interest expense for fiscal 1994 compared to $109,429 in fiscal 1993. Such amount represented interest accrued on a loan by Jerome Greenberg to the Company, which loan was exchanged for common stock in November 1994.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has generated losses since its inception in May 1990 and cannot currently generate sufficient revenues and cash flow from operations to meet its business obligations. The Company has entered into a purchase agreement with Amiga to acquire the Amiga Assets for a purchase price of $20 million less certain administrative costs associated with releasing the inventory to the Company, estimated to be $1.3 million. Although the Company currently is in negotiations with certain potential investors in an attempt to finance this transaction, the Company has not obtained any commitments for financing. Pursuant to previous negotiations with the bankruptcy estate of Escom, the Company received an extension until October 14, 1996 to obtain such financing. Although the time period to obtain financing has passed, the Company currently is in active negotiations with the bankruptcy estate of Escom to gain an extension of time to secure the necessary financing. However, as of October 22, 1996, no extension had been obtained. There is no assurance that the Company will be able to secure a further extension or the financing necessary to consummate the Amiga Agreement. If the Amiga Agreement is not consummated, the Company intends to continue its use of the Amiga computer operating system in accordance with the provisions of its December 1995 licensing agreement with Amiga. In addition, the Company will seek to acquire the patented Amiga technology in the open market. Any acquisition of the patented Amiga technology in the open market will be dependent on obtaining additional financing in debt or equity markets.

    In addition, the Company paid approximately $9,300 out of working capital to Solectron in August, 1996, pursuant to the April 9, 1996 agreement with Solectron. The payment was made upon delivery of the 30 UITI prototypes by Solectron. Approximately $14,000 remains as an outstanding balance due Solectron pursuant to this agreement. The Company anticipates


                                         (11)
payment being made from working capital. Should the Company enter into further agreements with Solectron, working capital will be used to pay for additional prototypes.

    The Company anticipates no future need for any material capital expenditures. Any future manufacturing or assembly projects will be sub-contracted out, bypassing the need for any infrastructure investment. In prior years, the Company was able to fund its operations through the issuance of its Common Stock in transactions exempt under the Securities Act of 1933, and through stockholder loans. Any implementation of the commercialization of the UITI and the ED is dependent on obtaining additional financing that is necessary to achieve a level of sales adequate to support the Company's operations. The Company cannot currently generate sufficient revenues and cash flow from operations to meet its business obligations and, therefore, future operations are predicated on raising additional capital in debt or equity markets.


                                         (12)

ITEM 3.  PROPERTIES.

    The Company currently leases its 3,100 square foot office facility pursuant to a lease that expires on February 28, 1997. The annual base rent for this facility is approximately $44,000. The Company believes that its facilities are in good condition and adequate for its current operations.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

    The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of September 30, 1996 by (a) each director and executive officer of the Company, (b) each person known by the Company to own beneficially five percent or more of the Common Stock and (c) all current executive officers and directors as a group.

                                                          Number of
                                                            Shares
                                                         Beneficially      Percent of Common
Directors, Officers and Five Percent Stockholders           Owned          Stock Outstanding
-------------------------------------------------        ------------      ------------------
     Jerome Greenberg............................        6,658,000(1)              29
     William H. Buck.............................        2,384,000(2)              10.4
     Roger Remillard.............................        1,744,000(3)               7.6
     Donald Gilbreath............................        1,230,400(4)               5.4
     Robert E. Reid..............................           40,000                  *
     Mitchell J. Melamed.........................           40,000(5)               *
     David Rosen.................................
     Robert Wussler..............................
     All directors and officers
      as a group (eight persons).................       12,096,400                 52.7

---------------------
*  Less than one percent.

  (1) Includes 100,000 shares which may be acquired pursuant to the exercise of vested stock options.
  (2) Includes 384,000 shares which may be acquired pursuant to the exercise of vested stock options.
  (3) Includes 488,000 shares which may be acquired pursuant to the exercise of vested stock options.
  (4) Includes 230,400 shares which may be acquired pursuant to the exercise of vested stock options.
  (5) Includes 40,000 shares which may be acquired pursuant to the exercise of vested stock options.


                                         (13)

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS.

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information with respect to each of the directors and executive officers of the Company:

         NAME                AGE         POSITION
         ----                ---         --------
 Jerome Greenberg            70   Chairman of the Board of Directors, Treasurer
                                   and Director
 William H. Buck             37   President and a Director
 Roger Remillard             47   Vice President - Technology and a Director
 Donald Gilbreath            38   Vice President - Engineering
 David Rosen                 56   Vice President - Marketing
 Mitchell J. Melamed         52   Secretary
 Robert J. Wussler           59   Director
 Robert E. Reid              77   Director
 Thomas Glenndahl            50   Director

    JEROME GREENBERG. Mr. Greenberg is a co-founder and major shareholder of the Company and has been the Chairman and Treasurer from its inception in May, 1990. From 1982 and 1989 he was the principal shareholder and President of Leader Communications Inc. ("Leader"), a Chicago-based cellular phone and two-way radio company. In 1989, Mr. Greenberg sold Leader to Fleet Call, Inc., which subsequently changed its name to NextTel. Mr. Greenberg is also the President of Hampden Green Management Corporation, a private real estate management and development company, which is not an active entity at this time.

    WILLIAM E. BUCK. Mr. Buck has been the President of the Company since November 1994. Prior to joining the Company in November 1994, from July 1994 to October 1994 he worked on and completed a consulting assignment for Command Performance Network, Inc. which involved the creation of a joint venture with NTN Communications, Inc. to form an international gaming network. From September 1993 to June 1994, Mr. Buck was the Vice President-Business Development for ICTV Inc. ("ICTV"). In this position he was responsible for developing strategic alliances with application providers, multiple system cable operators and regional bell operating companies. Prior to joining ICTV, he worked as an independent consultant for a number of companies with interests in the interactive television industry. From 1991 to 1992, he served as Vice President - Strategic Development for IT Network, Inc., the successor to Cableshare, Inc.("Cableshare") and in 1990 was President of Cableshare (U.S.) Limited, a subsidiary of Cableshare. Mr. Buck is a graduate of the U.S. Military Academy at West Point and currently holds the rank of Major in the Michigan National Guard.


                                         (14)

    ROGER REMILLARD. Mr. Remillard is a co-founder of the Company and has served as a director and Vice President - Technology since the Company's inception. Mr. Remillard is the inventor of the ED and has filed several patents relating to interactive television technology. Prior to 1990, Mr. Remillard served as a consultant in the communications industry, specializing in the field of two-way, rapid cellular telephony and data-radio communications.

    DONALD GILBREATH. Mr. Gilbreath has served as Vice President - Engineering since he joined the Company in November 1994. Prior to November 1994, he worked for the Company as a consultant and was instrumental in designing, and producing the initial prototypes of, the ED. He formed Gilbreath Systems Inc. ("Gilbreath Systems") a general engineering consulting company in 1992. From 1980 to 1991, Mr. Gilbreath worked for Commodore International Ltd., a computer manufacturer which filed for bankruptcy in April 1994, where he served in various capacities, including Director of Product and Market Development (1987 to 1991), Director of Research and Development (1985 to 1987) and Manager, Consumer Products Research and Development (1985 to 1987). Under his direction, Commodore developed the first consumer-priced multimedia compact disc player.

    DAVID ROSEN. Mr. Rosen became the Vice President - Marketing when he joined the Company in April, 1996. Prior to such date, he was a consultant to the Company. In 1992, he formed his own consulting company called Praxis. Upon joining the Company full-time in April, 1996, however, Mr. Rosen withdrew from his consulting partnership. Although some of his former clients were in the communications and media area, he no longer provides any consulting services to them. From 1990 to 1992, he was director of international marketing of Commodore International.

    MITCHELL J. MELAMED. Mr. Melamed has served as Secretary of the Company since May 1990. Mitchell Melamed is a practicing attorney and is presently a partner in the law firm of Frank, Miller, Melamed & Tabis, P.C., in Chicago, Illinois. He has been with this firm and its predecessors since 1975.

    ROBERT J. WUSSLER. Mr. Wussler was elected to the Board of Directors on May, 1996. From 1992 to the present he has been the President and Chief Executive Officer of the Wussler Group, located in Potomac, Maryland, advising companies in TV, cable, interactive and other related activities. From 1989 to 1992, he was the President and CEO of COMSAT Video Enterprises which was in the business of satellite delivery of entertainment to the U.S. lodging industry.

    ROBERT E. REID. Mr. Reid was appointed to the Board of Directors in May, 1996. Mr. Reid has been the President of Engis Corporation ("Engis") based in Wheeling, Illinois, since 1972. Engis is in the business of utilizing industrial diamonds in machinery.

    THOMAS GLENNDAHL. Mr. Glenndahl was elected to the Board of Directors on August 5, 1996. He is the founder and, since 1982 has been the Chief Executive Officer of the Aspect Group, an international education group with offices in 26 countries.


                                         (15)

BOARD OF DIRECTORS

    The Board of Directors consists of six directors, divided into two classes. The first class is made up of non-employee directors who serve one-year terms and the second class is made up of employee directors who serve three-year terms. At the August 5, 1996 meeting of shareholders, the shareholders elected three directors in each class to serve for terms expiring at the 1997 and 1999 annual meetings, respectively. The three individuals elected as non-employee directors were: Robert J. Wussler, Robert E. Reid and Thomas Glenndahl. The three individuals elected as employee directors were: Jerome Greenberg, William
H. Buck and Roger Remillard. Executive officers of the Company are appointed by the Board of Directors and serve at its discretion.

ITEM 6.  EXECUTIVE COMPENSATION.

    The following table sets forth certain information with respect to compensation for fiscal years 1993, 1994 and 1995 paid to the Company's Chief Executive Officer. No other executive officers of the Company received compensation in excess of $100,000 during such periods.

                                                     Long-Term
                                                    Compensation
                            Annual Compensation        Awards
                          -----------------------   ------------
                                                     Securities
                                                     underlying     All other
   Name                   Year  Salary($) Bonus($)    options    compensation($)
------------------------  ----  --------  -------   ------------ ---------------
William H. Buck           1995   60,000      --            --              --
 Chief Executive Officer  1994    5,000      --       384,000              --
 and Director. . . . . .  1993       --      --            --              --



                          OPTION GRANTS IN LAST FISCAL YEAR


                                                                             Potential realizable value
                                       Percent of                            at assumed annual rates of
                           Number of     total                              stock price appreciation for
                             Shares     options                                     option term
                           Underlying  granted to                           ----------------------------
                            Options    employees   Exercise or
                            Granted    in fiscal   base price   Expiration
       Name                    (#)        year       ($/Sh)        date          5%($)         10%($)
-------------------------  ----------  ----------  -----------  ----------  -------------   ------------
William H. Buck
  Chief Executive Officer    384,000      0          .625       11/11/99       66,307         382,080




                                Number of Shares
                             Underlying Unexercised    Value of Unexercised in-
                                Options at Fiscal         the-money Options at
                                   Year-End (#)            Fiscal Year-End($)(1)
       Name                 Exercisable/Unexercisable  Exercisable/Unexercisable
--------------------------- -------------------------  -------------------------
William H. Buck
 Chief Executive Officer. .            384,000/0                  1,152,200/0

-----------------------
(1) The value of "in the money" options represents the difference between the exercise price of such option and the $3.625 closing price of the Company's Common Stock as quoted on the Nasdaq Bulletin Board on October 24, 1996.


                                         (16)

EMPLOYMENT AGREEMENTS

    The Company has entered into employment agreements with each of William H. Buck, Roger Remillard, Jerome Greenberg, Donald Gilbreath, David Rosen and Christa A. Prange. Each of the employment agreements for Messrs. Buck, Remillard, Greenberg and Gilbreath provides for an initial term expiring in November, 1997, which is automatically renewed for one-year periods unless notice of non-renewal is given at least 120 days prior to the end of the expiration term. The employment agreement for Mr. Rosen provides for an initial term expiring on January 16, 1998 and is not automatically renewed. The employment agreement for Ms. Prange provides for an initial term expiring on April 30, 1998 and is not automatically renewed. Mr. Buck's employment agreement, dated November 12, 1994, provides for an annual base salary of $60,000 (subject to annual increase based upon the Consumer Price Index) ("CPI") and granted options to purchase 384,000 shares of Common Stock, at an exercise price of $.625 per share. Mr. Remillard's employment agreement, dated
November 12, 1994, provides for an annual base salary of $60,000 (subject to annual increase based upon the CPI) and granted options to purchase 288,000 shares of Common Stock, at an exercise price of $.625 per share. Mr. Greenberg's employment agreement, dated November 12, 1994, provides for an annual base salary of $37,500 (subject to annual increase based upon the CPI) and granted options to purchase 100,000 shares of Common Stock at an exercise price of $.625 per share. Mr. Gilbreath's employment agreement, dated
November 12, 1994, provides for an annual salary of $48,000 (subject to annual increase based upon the CPI) and granted options to purchase 230,400 shares of Common Stock at an exercise price of $.625 per share. Mr. Rosen's employment agreement, dated January 7, 1996, provides for an annual base salary of $78,000 (subject to increase based upon the Company obtaining additional financing and annual increases of at least 5%) and granted options to purchase, subject to a vesting schedule, up to 250,000 shares of Common Stock, at an exercise price of $.625 per share. Ms. Prange's employment agreement, dated May 1, 1996, provides for an annual base salary of $60,000 (subject to annual increases of at least 5%) and granted options to purchase, subject to a vesting schedule, up to 250,000 shares of common stock, at an exercise price of $.625 per share. The number of shares and the per share amounts for the options have been adjusted for the merger between GTCI and VISC, and the stock split.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

    The Company made advances to Roger Remillard during 1993. The Company provided an allowance for the full amount of this receivable, as the Company did not expect these advances to be repaid, resulting in bad debt expenses of $127,532 in 1993. During 1994, this receivable was forgiven and the receivable and related allowance were written off.

    The Company loaned $39,238 to William H. Buck and $18,670 to Roger Remillard during 1995. The Company has made an allowance for doubtful collection of these amounts. Should these amounts become uncollectible, they will be deemed additional compensation for Mr. Buck and Mr. Remillard during 1996.


                                         (17)

ITEM 8.  LEGAL PROCEEDINGS.

    The Company and certain officers and directors are defendants in a lawsuit filed by a former employee. This lawsuit was filed on December 15, 1994 in the California Superior Court and was subsequently removed to the United States District Court for the Northern District of California. The second amended complaint dated April 30, 1996 alleges multiple claims including breach of fiduciary duty, breach of oral agreement, wrongful termination of employment, interference with contract, breach of employment agreement and fraudulent misrepresentation, all arising out of the plaintiff's employment over a period of 2-1/2 months as the Company's President, the termination of his employment and the aborted negotiations for a proposed merger between the Company and the plaintiff's company. Damages claimed are in excess of $10 million for failure to transfer approximately four million shares of the Company's stock allegedly promised to the plaintiff, salary and expenses arising out of his employment relationship and punitive damages. The dollar amount of damages claimed is dependent upon the current per share price of the Company's stock.

    The Company has filed a claim against the plaintiff for fraud, breach of fiduciary duty, declaratory relief, rescission and negligent interference with prospective business advantage arising out of the same set of occurrences as the plaintiff's complaint. The Company's first summary adjudication motion, challenging the plaintiff's claim for failure to transfer approximately four million shares of Company stock, was granted by the District Court on August 29, 1996, thus precluding the plaintiff from recovering any shares of stock from the Company. Although this claim has been dismissed, the plaintiff filed a motion for reconsideration, which was heard by the District Court on October 11, 1996. On October 17, 1996, the District Court postponed ruling on the plaintiff's motion, but may rule on it at any time. Should the District Court deny the plaintiff's motion, it remains possible that the summary adjudication order can be overturned on appeal. Should the order be overturned, and should the plaintiff prevail on this claim, the Company may be materially adversely affected by the outcome. Should the order be upheld, the plaintiff's damage claim would be reduced to approximately $1.5 million for lost salary and expenses arising from the termination of the employment relationship.

    The Company filed a summary judgment motion against the plaintiff on all his remaining claims, which also was heard by the District Court on October 11, 1996. On October 17, 1996, the Court postponed ruling on the Company's motion, but may rule on it at any time. The District Court subsequently set a trial date for May 12, 1997. The Company believes the plaintiff's remaining allegations are without merit and intends to continue to vigorously defend itself and its directors and officers against the action.

    The Company filed a lawsuit against three individuals formerly associated with the Company and the corporation which currently employs each of the foregoing individuals on July 25, 1996 in the United States District Court for the Northern District of California. The Company's complaint alleges misappropriation of trade secrets, conversion and breach of fiduciary duty arising out of the individual defendants' previous confidential relationships with the Company, access to proprietary information including the technology, hardware design, software, parts selection, feature set and architecture of the ED technology and subsequent transmittal of this proprietary information to the defendant corporation for its beneficial use.

                                         (18)

The Company is seeking declaratory and injunctive relief, as well as monetary damages. The defendants filed various counterclaims against the Company on September 13, 1995 alleging intentional interference with economic advantage, intentional interference with contractual relations and unfair competition arising out of the same set of occurrences. The defendants are seeking damages for lost profits, injury to business reputation, diminution of value of proprietary data, loss of customers and loss of investments. In addition, the defendants are seeking a declaratory judgment of no misappropriation of trade secrets, injunctive relief and punitive damages.

    The Company has filed a motion for a preliminary injunction, which motion was heard by the District Court on October 25, 1996. The District Court has yet to rule on this motion. Because the lawsuit is in the very early stages of discovery, it is not possible to determine the probable likelihood of an adverse ruling. However, if the defendants succeeded on their counterclaims, and were awarded significant monetary damages, and/or injunctive or declaratory relief against the Company, the Company could be materially adversely affected. The Company believes the allegations in the defendants' counterclaims are without merit and intends to vigorously defend itself against the actions.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

    The Company's shares have been traded on a limited basis on the Nasdaq Bulletin Board under the symbol VICP since December 27, 1995. The following table sets forth the range of high and low sales prices as reported on the Nasdaq Bulletin Board. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

 PERIOD                                               LOW       HIGH

 Fourth Quarter of 1995 (beginning December 8, 1995)  5-1/8     5-3/8

 First Quarter of 1996                                7-1/2     8-1/4

 Second Quarter of 1996                               8-1/8     11-3/8

 Third Quarter of 1996                                8-1/8     11-3/8

 Fourth Quarter of 1996 (through October 24, 1996)    3-5/8     9-5/16

    There were 123 shareholders of record of the Common Stock as of October 21, 1996.

    DIVIDENDS

    The Company has never declared or paid cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future, but intends to retain future earnings, if any, for reinvestment in the future operation and expansion of the Company's business and related development activities. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's


                                         (19)
financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant, as well as the terms of any financing arrangement.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

    The Company conducted the following sales of unregistered securities between 1993 and 1996. The sales were made pursuant to negotiated transactions between the parties, and the price per share for each transaction was a result of the negotiations. Prices quoted on the NASDAQ Bulletin Board reflect interdealer prices without retail mark-up, mark-down or commission and may not represent actual transactions. The number of shares and per share amounts for the following transactions have been adjusted for the merger between GTCI and VISC, and the stock split.

    On May 13, 1993, upon the exercise of an option to purchase common stock of VISC ("VISC Stock") by Jerome Greenberg, VISC issued 799,200 shares of VISC Stock to Mr. Greenberg at a price of $1.00 per share. On December 31, 1993, upon the exercise of an option to purchase VISC Stock by Roger Remillard, the Company issued 199,800 shares of VISC Stock to Mr. Remillard at a price of $1.00 per share.

    In November 1994, VISC entered into an agreement with a placement agent, West America Securities ("West"), for a private offering to be consummated by a transaction not involving a public offering exempt pursuant to Regulation D of the Securities Act. This private offering resulted in the sale of 2,000,000 units at a purchase price of $.625 per unit for a total consideration of $1,250,000. The securities were sold to various investors, as diagrammed by the following chart.


                                         (20)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                           NOVEMBER 1994 PRIVATE PLACEMENT
--------------------------------------------------------------------------------
 INVESTOR                                   UNITS PURCHASED    TOTAL VALUE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 Altafin Anstalt                               160,000       $100,000
--------------------------------------------------------------------------------
 Avatar Business Corp.                         388,000       $242,500
--------------------------------------------------------------------------------
 Benton Enterprises, LTD.                      400,000       $250,000
--------------------------------------------------------------------------------
 Paine Webber CDN/FBO                           16,000        $10,000
--------------------------------------------------------------------------------
 Claire L. Blue & Raymond F.
 Blue TRUA 3/17/87                              16,000        $10,000
--------------------------------------------------------------------------------
 CCD Consulting Commerce
 Distribution AG                               400,000       $250,000
--------------------------------------------------------------------------------
 Comstar Biocapital NV                          40,000        $25,000
--------------------------------------------------------------------------------
 Mr. Robert M. Gabriel                          36,000        $22,500
--------------------------------------------------------------------------------
 Clifford and Alva Johnson
 Intervivos Trust 3/3/76                        40,000        $25,000
--------------------------------------------------------------------------------
 Pawnee Trading Company                         80,000        $50,000
--------------------------------------------------------------------------------
 Mr. Robert E. Reid                             40,000        $25,000
--------------------------------------------------------------------------------
 Mr. Barry Rice                                 40,000        $25,000
--------------------------------------------------------------------------------
 Mr. Alan J. Newman,
 Trustee of the Rose Leigh Trust               320,000       $200,000
--------------------------------------------------------------------------------
 Mr. Anthony Veschio
 Mrs. Patricia Veschio                          24,000        $15,000
--------------------------------------------------------------------------------
 TOTAL                                       2,000,000     $1,250,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Each unit consisted of one share of VISC Stock, one Class A warrant and one Class B warrant. Each Class A warrant entitled the registered holder to purchase one share of VISC Stock at an exercise price of $1.25 at any time on or before March 1, 1995. Each Class B warrant entitled the registered holder to purchase one share of VISC Stock at an exercise price of $1.88 at any time on or before April 30, 1995. None of the Class A warrants or Class B warrants were exercised prior to the expiration date. West received 200,000 shares of VISC Stock and 48,000 units valued at $155,000 as compensation for its services and costs. Attorneys' and finders' fees totalling $108,833 were incurred and are included as stock issuance costs. One of the consultants participating in the private placement received $25,000 in cash, 40,000 shares of VISC Stock with a deemed value of $25,000 and an option, exercisable until November 27, 2000, to purchase 120,000 shares of VISC Stock at $.625 per share.

    In November, 1994, VISC issued 640,000 shares of VISC Stock to Jerome Greenberg upon conversion of a $400,000 loan Mr. Greenberg made to VISC in a transaction not involving


                                         (21)
a public offering exempt pursuant to Section 4(2) of the Securities Act of 1933, as amended ("Securities Act").

    In April and May 1995, VISC issued 212,000 shares of VISC Stock for an aggregate offering price of $265,000 in a transaction not involving a public offering exempt pursuant to Regulation S of the Securities Act. Of the 212,000 shares, 52,000 shares were purchased by Swiss American Securities, Inc. (BBC) for a purchase price of $65,000, and the remaining 160,000 shares were purchased by Haus & Company for a purchase price of $200,000.

    In April and May, 1995, VISC issued 706,000 shares of VISC Stock for an aggregate valuation of $425,000 in a transaction not involving a public offering exempt pursuant to Section 4(2) of the Securities Act. Of the 706,000 shares, 40,000 shares valued at $25,000 were issued to Associated Interchange, Limited in exchange for past securities transactions services provided, 66,000 shares valued at $25,000 were issued to West America Securities Corp for securities placement services, and the remaining 600,000 shares valued at $375,000 were issued to Donald Gilbreath for past engineering services provided to the Company.

    On August 30, 1995, VISC issued 32,000 shares of VISC Stock to Synalgest for an aggregate offering price of $20,000 in a transaction not involving a public offering exempt pursuant to Regulation S of the Securities Act.

    During 1995, VISC issued a total of 4,400,000 shares of VISC Stock for an aggregate offering price of $2,750,000 in a transaction not involving a public offering exempt pursuant to Regulation S of the Securities Act. The securities were sold to various investors, as diagrammed by the following chart.


                                         (22)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                            1995 REGULATION "S" OFFERINGS
--------------------------------------------------------------------------------
 INVESTOR                             SHARES PURCHASED    TOTAL VALUE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 Ankerbank                                     500,000       $312,500
--------------------------------------------------------------------------------
 Lyckle Kuipers                                800,000       $500,000
--------------------------------------------------------------------------------
 Haus & Company                                372,000       $232,500
--------------------------------------------------------------------------------
 Affida Bank                                   800,000       $500,000
--------------------------------------------------------------------------------
 Ankerbank                                     320,000       $200,000
--------------------------------------------------------------------------------
 Avastar Business Corp.                        160,000       $100,000
--------------------------------------------------------------------------------
 Lucio Cerquiglini                              48,000        $30,000
--------------------------------------------------------------------------------
 Haus & Company                                400,000       $250,000
--------------------------------------------------------------------------------
 Investmentbank Austria                        200,000       $125,000
--------------------------------------------------------------------------------
 Investmentbank Austria                        800,000       $500,000
--------------------------------------------------------------------------------
 TOTAL                                       4,400,000     $2,750,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Dextro Establishment, a Liechtenstein company, the placement agent, received finder's fees totalling $330,000 in connection with this offering, which were included as stock issuance costs.

    In February 1996, the Company issued 20,000 shares of VISC Stock for an aggregate offering price of $50,000 in a transaction exempt pursuant to Regulation S of the Securities Act. Grammont, Inc., a French brokerage firm, received $5,000 in connection with this offering.

    From March 1996 to April 1996, the Company issued 500,000 shares of VISC Stock for an aggregate offering price of $1,000,000 in a transaction not involving a public offering exempt pursuant to Regulation D of the Securities Act. Of the 500,000 shares, 200,000 shares were purchased by Darier, Hentsch for a purchase price of $400,000, 200,000 shares were purchased by the Affida Bank for a purchase price of $400,000, and the remaining 100,000 shares were purchased by the Anker Bank for a purchase price of $200,000.

    On April 26, 1996, upon the exercise of an option to purchase VISC Stock by a shareholder, Dextro Establishment, the Company issued 400,000 shares of VISC Stock to such shareholder at a price of $.625 per share.


                                         (23)

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

    The authorized capital of the Company consists of 50,000,000 shares of Common Stock, par value $0.01 per share. The following summary of certain provisions of the Common Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Articles of Incorporation and Bylaws that are included as exhibits to this Registration Statement and by provisions of applicable law.

    As of October 21, 1996 there were 21,728,000 shares of Common Stock of the Company issued and outstanding. Each stockholder is entitled to one vote for each share of Common Stock held of record on all matters submitted to a vote of stockholders, including the elections of the members of the Board of Directors of the Company. Holders of Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities, and there are no redemption provisions with respect to such shares. Upon liquidation, dissolution or winding up of the Company, the holders of the Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities. All outstanding shares of Common Stock are fully paid and non-assessable.

    The Company currently is in good standing in Illinois.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is Corporate Stock Transfer in Denver, Colorado.

SHARES ELIGIBLE FOR FUTURE SALE

    As of September 30, 1996 there were approximately 2,150,000 shares of Common Stock which may be sold without restriction under the Securities Act. There are approximately 1,060,000 shares issued in reliance on Regulation S of the Securities Act that may become unrestricted assuming compliance with Regulation S. From September, 1995 to November, 1995 the Company made an offering in reliance upon Regulation S and at the conclusion thereof 4,700,000 shares were issued.

    Under Rule 144 under the Securities Act the shares held by Messrs.
Greenberg and Remillard are currently available for sale, subject to the volume limitations of Rule 144. The number of shares currently held by these two individuals equal 7,814,000 shares in the aggregate. In November, 1994, Messrs. Buck and Gilbreath acquired shares of Common Stock upon joining the Company. Their shares would be available for sale subject to the limitations of Rule 144 in November, 1996.

    In general, under Rule 144 as currently in effect, a stockholder, including an "affiliate" of the Company, as that term is defined in Rule 144 (an "Affiliate"), who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least two years from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of one percent of the then outstanding shares of


                                         (24)

Common Stock (approximately 217,280 shares as of October 21, 1996) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least three years has elapsed between the later of the date restricted securities were acquired from the Company and the date they were acquired from an Affiliate of the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without compliance with the foregoing requirements under Rule 144.

    Stock options have been granted to certain individuals pursuant to a plan under Rule 701 under the Securities Act. Pursuant to Rule 701, 90 days after an issuer becomes subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the securities issued in compliance with Rule 701 may be resold: (a) by persons other than Affiliates in reliance on Rule 144 without compliance with the volume limitation or holding period requirement of Rule 144, and (b) by Affiliates in reliance on Rule 144 without compliance with the holding period requirement of Rule 144. Options to purchase 1,712,480 shares of Common Stock have been granted by the Company pursuant to this plan.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section XIV of the Company's Articles of Incorporation provides that the Company shall indemnify and hold the officers and directors of the Company harmless and free from liability for any claims against said officer and/or director arising out of the performance of their duties on behalf of the Company and shall, further, reimburse said person for any legal expenses incurred in the defense of such claim.

    Reference is made to Sections 2 and 3 of Article 78 of the Nevada Revised Statutes which provides for indemnification of directors and officers in certain circumstances.


ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

    The required financial statements are included under the Section "Financial Statements" in this Registration Statement.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         Not Applicable.


                                         (25)

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

    (a)  Financial Statements

         Consolidated Balance Sheets (Unaudited) as of June 30, 1996 and June 30, 1995

         Consolidated Statements of Operations (Unaudited) for the Six Months Ended June 30, 1996 and June 30, 1995 and Period from inception (May 1, 1990) to June 30, 1996

         Consolidated Statements of Cash Flows (Unaudited) for the Six Months Ended June 30, 1996 and June 30, 1995 and Period from inception (May 1, 1990) to June 30, 1996

         Consolidated Balance Sheets as of December 31, 1995, 1994 and 1993.

         Consolidated Statements of Operations for the years ended December 31, 1995, 1994 and 1993 and Period from inception (May 1, 1990) through December 31, 1995

         Consolidated Statements of Cash Flows for the years ended December 31, 1995, 1994 and 1993 and Period from inception (May 1, 1990) through December 31, 1995

         Notes to Consolidated Financial Statements


    (b)  Exhibits

         2.1 Agreement and Plan of Reorganization dated as of October 12, 1995 by and between Global Telephone and Communications, Inc. and Visual Information Service Corp. and its shareholders.

         3.1       Articles of Incorporation, as amended, of VisCorp

         3.2 Articles of Incorporation, as amended of Visual Information Service Corp.

         3.3       By-laws of VisCorp

         3.4       By-laws of Visual Information Service Corp.

         4.1       Form of the Company's Stock Certificate

         10.1 Service Agreement dated as of April 8, 1996 between Viscorp and Solectron France, S.A.


                                         (26)

         10.2 Technology License Agreement dated as of January 1, 1995 by and between Visual Information Services Corp. and Digital Sciences, Inc.

         10.3 Employment Agreement between Visual Information Services Corp. and Jerome Greenberg dated as of November 12, 1994.

         10.4 Employment Agreement between Visual Information Services Corp. and Don Gilbreath dated as of November 12, 1994.

         10.5 Employment Agreement between Visual Information Services Corp. and William Buck dated as of November 12, 1994.

         10.6 Employment Agreement between Visual Information Services Corp. and Roger Remillard dated as of November 12, 1994.

         10.7 Employment Agreement between Visual Information Services Corp. and David Rosen dated as of May 1, 1996.

         10.8 Employment Agreement between Visual Information Services Corp. and Christa A. Prange dated as of May 1, 1996.

         10.9 License Agreement between Amiga Technologies GmbH and Visual Information Service Corp. dated as of December 26, 1995.

         10.10 Agreement for the Purchase of Inventories, Industrial Property Rights and certain other Rights and Assets between Escom AG, Amiga Technologies GmbH and VisCorp Acquisitions Inc. dated July 18, 1996.

         10.11 Gateway Information Provider Agreement between NTN Communications, Inc. and Visual Information Services Corp. dated as of December 13, 1994.

         10.12     Viscorp Stock Option Plan

         11.1      Earnings Per Share Computation

         21        Subsidiaries


                                         (27)

                                 FINANCIAL STATEMENTS

                                       VISCORP
                           (A DEVELOPMENT STAGE ENTERPRISE)

                       Consolidated Balance Sheets (Unaudited)
                             As of June 30, 1996 and 1995


                                        Assets

                                                    At June 30,
                                             -------------------------
                                             (Unaudited)     (Unaudited)
                                                 1996            1995
                                             ----------       --------

CURRENT ASSETS
 Cash and cash equivalents . . . . . . .     $   72,604       $  7,474
 Receivables:
   Officers (Net of allowance for doubtful
    accounts of $57,908 in 1995) . . . .         57,445          7,664
   Prepaid expenses. . . . . . . . . . .        513,988              0
                                             ----------       --------

    Total Current Assets . . . . . . . .        644,037         15,138
                                             ----------       --------

PROPERTY AND EQUIPMENT, AT COST
 Equipment . . . . . . . . . . . . . . .         91,041         54,050
 Furniture . . . . . . . . . . . . . . .          2,656          2,656
 Test equipment. . . . . . . . . . . . .          4,883          4,883
                                             ----------       --------
                                                 98,580         61,589
 Less accumulated depreciation . . . . .        (31,244)       (23,394)
                                             ----------       --------

    Total Property and Equipment, Net. .         67,336         38,195
                                             ----------       --------

OTHER ASSETS
 Investment securities   Digital
   Sciences, Inc.. . . . . . . . . . . .        578,906        538,281
 Intangible assets (Net of accumulated
  amortization). . . . . . . . . . . . .         93,243         74,946
 Other . . . . . . . . . . . . . . . . .          5,670          5,873
                                             ----------       --------

    Total Other Assets                          677,819        619,100
                                             ----------       --------

                                             $1,389,192       $672,433
                                             ----------       --------
                                             ----------       --------

 The unaudited interim financial statements include all adjustments which are, in the opinion of management, necessary to a fair statement of results for the intimim periods presented.

                                         (28)

              Liabilities and Stockholders' Equity (Deficit)(Unaudited)

                                                    At June 30,
                                             -------------------------
                                             (Unaudited)     (Unaudited)
                                                 1996            1995
                                             ----------       --------
CURRENT LIABILITIES
 Accounts payable. . . . . . . . . . . .       $785,614       $503,248
 Accrued expenses. . . . . . . . . . . .         24,223         33,603
 Stockholders loans including accrued
   interest at a rate of 5.97% . . . . .        285,397              0
 Loans Payable . . . . . . . . . . . . .              0        200,000
                                             ----------       --------

   Total Current Liabilities . . . . . .      1,095,234        736,851
                                             ----------       --------

STOCKHOLDERS' EQUITY (DEFICIT)
 Common stock. . . . . . . . . . . . . .        221,280      2,931,167
 Additional paid-in capital. . . . . . .      8,435,497      1,669,361
 Deficit accumulated during the
   development stage . . . . . . . . . .     (8,312,037)    (4,573,539)
 Net unrealized investment (losses) gain        (50,782)       (91,407)
                                             ----------       --------

   Total Stockholders' Equity (Deficit)         293,958        (64,418)
                                             ----------       --------

                                             $1,389,192       $672,433
                                             ----------       --------
                                             ----------       --------


     The unaudited interim financial statements include all adjustments which are, in the opinion of management, necessary to a fair statement of results for the interim periods presented.


                                         (29)

                                       VISCORP
                           (A DEVELOPMENT STAGE ENTERPRISE)

                  Consolidated Statements of Operations (Unaudited)
                     Six Months Ended June 30, 1996 and 1995 and
              Period from May 1, 1990 (Inception) through June 30, 1996


                                                                                        From
                                                                                      Inception
                                                        Six Months Ended June 30,   (May 1, 1990)
                                                        -------------------------
                                                                                      to June 30,
                                                           1996           1995           1996
                                                        ----------     ----------     ----------
                                                      (Unaudited)    (Unaudited)

LICENSE INCOME . . . . . . . . . . . . . . . . . .     $        0      $(629,688)     $(629,688)

OPERATING EXPENSES
    Research and development . . . . . . . . . . .        808,305        526,773      3,774,293
    Travel and entertainment . . . . . . . . . . .        234,090        293,763      1,245,827
    Legal fees:
    Employee litigation. . . . . . . . . . . . . .        151,312        109,908        445,099
    Other. . . . . . . . . . . . . . . . . . . . .        106,483        136,373        645,491
    Consulting . . . . . . . . . . . . . . . . . .        232,448        133,775        726,060
    Other general and administrative . . . . . . .        474,048        287,855      1,900,341
                                                       ----------     ----------     ----------

    Total Operating Expenses . . . . . . . . . . .      2,006,686      1,488,447      8,737,111
                                                       ----------     ----------     ----------

OPERATING LOSS . . . . . . . . . . . . . . . . . .      2,006,686        858,759      8,107,423
                                                       ----------     ----------     ----------

OTHER EXPENSE (INCOME)
    Interest expense -- Stockholder debt . . . . .          6,002              0        218,273
    Interest expense -- Other  . . . . . . . . . .              0              0          1,103
    Interest income. . . . . . . . . . . . . . . .         (5,480)        (1,996)       (18,336)
    Loss on disposal of equipment. . . . . . . . .              0              0          3,574
                                                       ----------     ----------     ----------

    Total Other (Income) Expense, Net. . . . . . .            522        (1,996)        204,614
                                                       ----------     ----------     ----------

NET LOSS . . . . . . . . . . . . . . . . . . . . .     $2,007,208       $856,763     $8,312,037
                                                       ----------     ----------     ----------
                                                       ----------     ----------     ----------

AVERAGE SHARES OUTSTANDING . . . . . . . . . . . .     21,715,758     16,042,308
                                                       ----------     ----------     ----------
                                                       ----------     ----------     ----------

LOSS PER SHARE . . . . . . . . . . . . . . . . . .          $0.09          $0.05
                                                       ----------     ----------     ----------
                                                       ----------     ----------     ----------




--------------------
*The data for the period December 31, 1995 to June 30, l996 is unaudited.

    The unaudited interim financial statements include all adjustments which are, in the opinion of management, necessary to a fair statement of results for the interim periods presented.


                                         (30)

                                       VISCORP
                           (A DEVELOPMENT STAGE ENTERPRISE)

                  Consolidated Statements of Cash Flows (Unaudited)
                     Six Months Ended June 30, 1996 and 1995 and
              Period from May 1, 1990 (Inception) through June 30, 1996

                                                       Six Months      Six Months
                                                          Ended          Ended     From Inception
                                                         June 30,       June 30,    (May 1, 1990)
                                                       (Unaudited)     (Unaudited)   to June 30,
                                                         1996             1995          1996*
                                                      -----------     ----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss . . . . . . . . . . . . . . . . . . . .     $(2,007,208)     $(856,763)    (8,312,037)
   Depreciation and amortization. . . . . . . . .          81,568          7,798        141,498
   License income received in stock . . . . . . .               0       (629,688)      (629,688)
   Services paid in stock . . . . . . . . . . . .               0        125,000        441,250
   Interest on stockholder loans. . . . . . . . .               0              0        212,271
   Provision for losses on employee advances. . .               0              0        299,055
   Loss on disposal of equipment. . . . . . . . .               0              0          3,574
    (Increase) decrease in prepaid expenses . . .        (488,988)         6,573       (588,988)
   Increase in:
     Accounts payable. . . . . . . . . . . . . . .        480,725        337,732        785,614
     Accrued expenses. . . . . . . . . . . . . . .         11,289         28,543         24,223
                                                      -----------     ----------    -----------
      Total Adjustments . . . . . . . . . . . . .          84,594      (124,042)        688,809
                                                      -----------     ----------    -----------
      Net Cash Used in Operating Activities . . .      (1,922,614)     (980,805)     (7,623,228)
                                                      -----------     ----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
 Proceeds from sale of equipment. . . . . . . . .               0              0            500
 Capital expenditures . . . . . . . . . . . . . .         (38,269)      (16,062)        (31,887)
 Net advances to employee and related company . .         (57,445)       (7,664)       (356,500)
 Patents and other expenditures . . . . . . . . .               0        (5,873)       (128,396)
                                                      -----------     ----------    -----------
     Net Cash Used in Investing Activities. . . .         (95,714)      (29,599)       (516,283)
                                                      -----------     ----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
 Repayments of checks issued in excess of
   funds on deposit . . . . . . . . . . . . . . .               0              0              0
 Net borrowings from stockholders and others. . .          51,002        200,000      3,141,486
 Proceeds from issuance of common stock . . . . .       1,300,000        265,000      5,586,000
 Payment of stock issuance costs. . . . . . . . .               0              0       (388,833)
                                                      -----------     ----------    -----------
     Net Cash Provided by Financing Activities. .       1,351,002        465,000      8,338,653
                                                      -----------     ----------    -----------
NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS. . . . . . . . . . . . . . . . . .        (667,326)      (545,404)        72,604
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD. .         739,930        552,878              0
                                                      -----------     ----------    -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD. . . . .         $72,604       $  7,474      $  72,604
                                                      -----------     ----------    ------------
                                                      -----------     ----------    -----------

 --------------------
*The data for the period December 31, 1995 to June 30, l996 is unaudited.

    The unaudited interim financial statements include all adjustments which are, in the opinion of management, necessary to a fair statement of results for the interim periods presented.


                                         (31)

                                       VISCORP
                           (A DEVELOPMENT STAGE ENTERPRISE)

                        CONSOLIDATED FINANCIAL STATEMENTS AND
                             INDEPENDENT AUDITOR'S REPORT

                     YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                         (32)

                                       VISCORP
                           (A DEVELOPMENT STAGE ENTERPRISE)

                     Years Ended December 31, 1995, 1994 and 1993
--------------------------------------------------------------------------------



                                   C O N T E N T S
                                   ---------------

                                                      REFERENCE           PAGE
                                                      ---------           ----

Independent Auditor's Report                                              33-34

Consolidated Balance Sheets                           Exhibit A           35-36

Consolidated Statements of Operations                 Exhibit B           37-38

Consolidated Statements of Stockholders'
 Equity (Deficit)                                     Exhibit C           39

Consolidated Statements of Cash Flows                 Exhibit D           40

Notes to Consolidated Financial Statements                                41-52

Consolidated Other General and Administrative
Expenses                                              Schedule B-1        53


                                         (33)

                                     [LETTERHEAD]

                             INDEPENDENT AUDITOR'S REPORT

Stockholders
Viscorp
Chicago, Illinois


We have audited the accompanying consolidated balance sheets of VISCORP (A DEVELOPMENT STAGE ENTERPRISE) as of December 31, 1995, 1994 and 1993, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended and for the period from May 1, 1990 (inception) through December 31, 1995 (the cumulative period). These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VISCORP (A DEVELOPMENT STAGE ENTERPRISE) as of December 31, 1995, 1994 and 1993, and the results of its operations and its cash flows for the years then ended and for the cumulative period, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the company will continue as a going concern. The company cannot currently generate sufficient revenues and cash flow from operations to meet its business obligations. Therefore, future operations are predicated on raising additional capital in debt or equity markets. These factors raise substantial doubt about the company's ability to continue as a going concern. Any implementation of the commercialization of the electronic device is dependent upon obtaining additional financing as may be necessary to ultimately achieve a level of sales adequate to support the company's operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                         (34)

                                       [LETTERHEAD]




Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of operating expenses is presented for analysis purposes and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/Blackman Kallick Bartelstein, LLP
------------------------------------

Chicago, Illinois

March 21, 1996, except for the second
 paragraph of Note 9, and Notes 12 and 14, as to which the date is October 22, 1996


                                         (35)

                                                                       EXHIBIT A

                                       VISCORP
                           (A DEVELOPMENT STAGE ENTERPRISE)


                             Consolidated Balance Sheets

                           December 31, 1995, 1994 and 1993


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                        ASSETS

                                                         1995           1994           1993
                                                       ----------    ----------     ----------
CURRENT ASSETS
   Cash and cash equivalents (Note 3)                 $  739,930     $  552,878     $
   Receivables
       Officers (Net of allowance for doubtful
        accounts of $57,908 in 1995)
       Other (Net of allowance
        for doubtful accounts of $25,000 in 1995)
   Prepaid expenses                                      100,000          6,573
                                                       ----------    ----------     ----------

              Total Current Assets                       839,930        559,451
                                                       ----------    ----------     ----------

PROPERTY AND EQUIPMENT, AT COST
   Equipment                                              52,772         37,988         17,985
   Furniture                                               2,656          2,656          6,801
   Test equipment                                          4,883          4,883          4,883
                                                       ----------    ----------     ----------

                                                          60,311         45,527         29,669
   Less accumulated depreciation                         (26,028)       (15,596)       (13,687)
                                                       ----------    ----------     ----------

              Total Property and Equipment, Net           34,283         29,931         15,982
                                                       ----------    ----------     ----------

OTHER ASSETS
   Investment securities -  Digital Sciences, Inc.
    (Notes 4, 11 and 14)                                 284,375
   Intangible assets (Net of accumulated
    amortization) (Note 5)                                94,595         74,946          1,000
   Other                                                   5,670
                                                       ----------    ----------     ----------

                                                         384,640         74,946          1,000
                                                       ----------    ----------     ----------

                                                      $1,258,853     $  664,328     $   16,982
                                                       ----------    ----------     ----------
                                                       ----------    ----------     ----------


       The accompanying notes are an integral part of the financial statements.


                                         (36)

                                       VISCORP
                           (A Development Stage Enterprise)

                             Consolidated Balance Sheets


                           December 31, 1995, 1994 and 1993


                    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                    1995           1994           1993
                                                   ------         ------         ------
CURRENT LIABILITIES
  Checks issued in excess of funds on deposit   $              $              $    31,745
  Accounts payable                                  304,889        165,516         75,285
  Due to affiliated company                                                        18,689
  Accrued expenses                                   12,934          5,060          2,652
  Stockholder loans including accrued
   interest at a rate of 5.97%                      234,394
                                                 -----------    -----------    -----------

       Total Current Liabilities                    552,217        170,576        128,371




STOCKHOLDER LOANS, INCLUDING ACCRUED
 INTEREST AT A RATE OF 10%                                                      1,494,161
                                                 -----------    -----------    -----------

       Total Liabilities                            552,217        170,576      1,622,532
                                                 -----------    -----------    -----------




STOCKHOLDERS' EQUITY (DEFICIT) (Exhibit C)
 (Note 6)
  Common stock                                      212,080      2,541,167        800,200
  Additional paid-in capital                      7,144,698      1,669,361
  Deficit accumulated during the
   development stage                             (6,304,829)    (3,716,776)    (2,405,750)
  Net unrealized investment losses (Note 4)        (345,313)
                                                 -----------    -----------    -----------

       Total Stockholders' Equity (Deficit)         706,636        493,752     (1,605,550)
                                                 -----------    -----------    -----------

                                                $ 1,258,853    $   664,328    $    16,982
                                                 -----------    -----------    -----------
                                                 -----------    -----------    -----------



                                         (37)

                                                                       EXHIBIT B


                                       VISCORP
                           (A DEVELOPMENT STAGE ENTERPRISE)

                        Consolidated Statements of Operations

                   Year Ended December 31, 1995, 1994 and 1993 and
            Period from May 1, 1990 (Inception) through December 31, 1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                                                                        Period from
                                                                                        May 1, 1990
                                                                                        (Inception)
                                                                                          through
                                                                                        December 31,
                                                 1995         1994           1993          1995
LICENSE INCOME (Note 11)                     $  (629,688)   $              $               $  (629,688)

OPERATING EXPENSES
    Research and development                   1,134,262        701,460        622,428       2,965,988
    Travel and entertainment                     620,012        194,162        122,840       1,011,737
    Legal fees
         Employee litigation                     287,990          5,797                        293,787
         Other                                   264,119         22,711        150,133         539,008
    Consulting                                   353,915         73,786         17,789         493,612
    Other general and administrative             562,191        316,448        335,170       1,426,293
               Total Operating Expenses        3,222,489      1,314,364      1,248,360       6,730,425

OPERATING LOSS                                 2,592,801      1,314,364      1,248,360       6,100,737

OTHER EXPENSE (INCOME)
    Interest expense - Stockholder debt            2,910                       109,429         212,271
    Interest expense - Other                       1,103                                         1,103
    Interest income                               (8,761)        (4,095)                       (12,856)
    Loss on disposal of equipment                                   757          2,817          3,574
              Total Other (Income)
              Expense, Net                        (4,748)        (3,338)       112,246        204,092
NET LOSS                                     $(2,588,053)   $(1,311,026)   $(1,360,606)   $(6,304,829)

AVERAGE SHARES OUTSTANDING                    17,190,915     11,775,976      7,104,092
(Note 2)

LOSS PER SHARE (Note 2)                      $      (.15)   $      (.11)   $      (.19)



The accompanying notes are an integral part of the financial statements.


                                         (38)

                                                                      EXHIBIT C
                                                                     -----------

                                       VISCORP
                           (A DEVELOPMENT STAGE ENTERPRISE)

                       Consolidated Statements of Stockholders' Equity (Deficit)

                  Years Ended December 31, 1995, 1994, and 1993 and
            Period from May 1, 1990 (Inception) through December 31, 1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                                                                                    Common Stock
                                                                                   $.01 Par Value
                                                                                  (25,000,000 Shares
                                                                                      Authorized)
                                                                                  ------------------------
                                                               Date of
                                                             Transaction      Shares           Amount
                                                             -----------      ------           ------
 Balance, May 1, 1990 (Inception)
 Sale of Stock for Cash ($1 per share*)                           5/90        $     -              -
 Net Loss through 1991                                                              -              -
                                                                           ----------     ----------
 Balance, through 1991                                                              -              -
 Net Loss for the Year                                                              -              -
                                                                           ----------     ----------
 Balance, December 31, 1992                                                         -              -
 Exercise of Stock Options, Stock Issued for
  Retirement of Stockholder Advances ($1 per
  share*)(Note 10)                                                5/93              -              -
 Net Loss for the Year                                                              -              -
                                                                           ----------     ----------
 Balance, December 31, 1993                                                         -              -
 Exercise of Stock Options, Stock Issued for
  Retirement of Stockholder Advances ($1 per
  share*)(Note 10)                                                8/94              -              -
 Three-for-one Stock Split (Note 1)                              11/94              -              -
 Stock Sold for Cash ($2.50 per share**; class A
  and B Warrants Valued at $0)(Note 6)                           11/94              -              -
 Stock Issued in Exchange for Cancellation of
  stockholder debt ($2.50 per share**)                           11/94              -              -
 Stock Exchanged for Consulting Services
  ($2.50 per share**)(Note 6)                                    11/94              -              -
 Stock Issuance Costs (Note 6)                                                      -              -
 Net Loss for the Year                                                              -              -
                                                                           ----------     ----------
 Balance, December 31, 1994                                                         -              -
 Sale of Stock for Cash ($2.50 per share**)(Note 6)            Various              -              -
 Sale of Stock for Cash ($5.00 per share**)(Note 6)            Various              -              -
 Stock Issued for Consulting Services ($2.50 per share**)
  (Note 6)                                                     Various              -              -
 Stock Issued for Consulting Services ($2.50 per share**)
  (Note 6)                                                     Various              -              -
 Stock Issuance Costs (Note 6)                                                      -              -
 Effect of Merger (Note 2)                                                 21,208,000        212,080
 Net Loss for the Year                                                              -              -
                                                                           ----------     ----------
 Balance, December 31, 1995                                                21,208,000     $  212,080
                                                                           ----------     ----------
                                                                           ----------     ----------

      *$.0833 as adjusted for subsequent stock split and merger
     **$.625 as adjusted for merger
    ***$1.25 as adjusted for merger
   ****Not restated


       The accompanying notes are an integral part of the financial statements.


                                         (39)

                                       VISCORP
                           (A DEVELOPMENT STAGE ENTERPRISE)

              Consolidated Statements of Stockholders' Equity (Deficit)

                  Years Ended December 31, 1995, 1994, and 1993 and
            Period from May 1, 1990 (Inception) through December 31, 1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

              Common Stock                                          Deficit
              No Par Value                                        Accumulated
          --------------------               Additional           during the
                                                Paid-in          Development
    Shares****             Amount              Capital               Stage
   --------------       --------------     --------------       --------------


          1,000          $    1,000          $        -        $          -
              -                   -                   -            (379,561)
     ----------          ----------          ----------        ------------
          1,000               1,000                   -            (379,561)
              -                   -                   -            (665,583)
     ----------          ----------          ----------        ------------
          1,000               1,000                   -          (1,045,144)


        799,200             799,200                   -                   -
              -                   -                   -          (1,360,606)
     ----------          ----------          ----------        ------------
        800,200             800,200                   -          (2,405,750)


        199,800             199,800                   -                   -
      2,000,000                   -                   -                   -

        500,000           1,250,000                   -                   -

        160,000             400,000           1,669,361                   -

         62,000             155,000                   -                   -
              -            (263,833)                  -                   -
              -                   -                   -          (1,311,026)
     ----------          ----------          ----------        ------------
      3,722,000           2,541,167           1,669,361          (3,716,776)
      1,108,000           2,770,000                   -                   -
         53,000             265,000                   -                   -

        150,000             375,000                   -                   -

         26,500              66,250                   -                   -
              -            (330,000)                  -                   -
     (5,059,500)         (5,687,417)          5,475,337                   -
              -                   -                   -          (2,588,053)
     ----------          ----------          ----------        ------------
     $        -          $        -          $7,144,698         $(6,304,829)
     ----------          ----------          ----------        ------------
     ----------          ----------          ----------        ------------


                                         (40)

                                                                       EXHIBIT D

                                       VISCORP
                           (A DEVELOPMENT STAGE ENTERPRISE)
                        Consolidated Statements of Cash Flows
                   Years Ended December 31, 1995, 1994 and 1993 and
            Period from May 1, 1990 (Inception) through December 31, 1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                                                                                Period from
                                                                                                May 1, 1990
                                                                                                (Inception)
                                                                                                  through
                                                                                              December 31,
                                                     1995            1994           1993          1995
                                                 ------------    ------------   ------------  ------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                       $(2,588,053)   $(1,311,026)   $(1,360,606)   $(6,304,829)
                                                ------------   ------------   ------------   ------------
  Adjustments to reconcile net loss to net
   cash used in operating activities
    Depreciation and amortization                     13,136          4,798         19,993         59,930
    License income received in stock                (629,688)             -              -       (629,688)
    Services paid in stock                           441,250              -              -        441,250
    Interest on stockholder loans                      2,910              -        109,429        212,271
    Provision for losses on advances                 (25,000)             -              -         36,509
    Loss on disposal of equipment                          -            757          2,817          3,574
    (Increase) decrease in prepaid expenses          (93,427)        (6,573)         1,425       (100,000)
    Increase in
      Accounts payable                               164,373         40,231         16,794        279,889
      Accrued expenses                                 7,874          2,408          1,717         12,934
                                                  ----------     ----------     ----------     ----------
        Total Adjustments                            (68,572)        41,621        152,175        316,669
                                                  ----------     ----------     ----------     ----------
        Net Cash Used in Operating
         Activities                               (2,656,625)    (1,269,405)    (1,208,431)    (5,988,160)
                                                  ----------     ----------     ----------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of equipment                          -            500              -            500
  Capital expenditures                               (14,784)       (20,004)       (11,725)       (70,156)
  Advances to related company                        (25,000)             -              -        (36,509)
  Patents and other expenditures                     (28,023)       (73,946)             -       (128,396)
                                                  ----------     ----------     ----------     ----------
        Net Cash Used in Investing Activities        (67,807)       (93,450)       (11,725)      (234,561)
                                                  ----------     ----------     ----------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  (Repayments of) checks issued in excess
   of funds on deposit                                     -        (31,745)        30,156              -
  Borrowings from stockholders                       231,484        775,000      1,190,000      3,090,484
  Repayments to affiliated company                         -        (18,689)             -              -
  Proceeds from issuance of common stock           3,035,000      1,250,000              -      4,286,000
  Payment of stock issuance costs                   (355,000)       (58,833)             -       (413,833)
                                                  ----------     ----------     ----------     ----------
        Net Cash Provided by Financing
        Activities                                 2,911,484      1,915,733      1,220,156      6,962,651
                                                  ----------     ----------     ----------     ----------

NET INCREASE IN CASH AND CASH EQUIVALENTS            187,052        552,878              -        739,930
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR         552,878              -              -              -
                                                  ----------     ----------     ----------     ----------
CASH AND CASH EQUIVALENTS, END OF YEAR            $  739,930     $  552,878     $        -     $  739,930
                                                  ----------     ----------     ----------     ----------
                                                  ----------     ----------     ----------     ----------


       The accompanying notes are an integral part of the financial statements.


                                         (41)

                                       VISCORP
                           (A DEVELOPMENT STAGE ENTERPRISE)

                      Notes to Consolidated Financial Statements

                     Years Ended December 31, 1995, 1994 and 1993
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the company and its wholly owned subsidiary after eliminating material intercompany balances and transactions.

CASH EQUIVALENTS

For purposes of the statements of cash flows, the company considers all highly liquid debt investments purchased with original maturities of three months or less and money market accounts to be cash equivalents. As of December 31, 1995, substantially all funds are held in a money market account at one financial institution. The company does not believe it is exposed to any significant credit risk on cash equivalents.

INVESTMENT SECURITIES

As of December 31, 1995, marketable equity securities have been categorized as available for sale and as a result are stated at fair value. These securities are held for noncurrent uses, such as capital expenditures, business expansion or acquisitions and therefore are classified as long-term assets. Unrealized holding losses are included as a component of stockholders' equity until realized.

PROPERTY AND EQUIPMENT

The company's policy is to depreciate property and equipment over the estimated useful lives of the assets as indicated in the following tabulation by use of accelerated methods.

                           Years
                           -----

          Equipment          5
          Furniture          7
          Test equipment     5

LOSS PER SHARE

Loss per share is based upon the weighted average number of shares outstanding during the year (Note 2).


                                         (42)

                                       VISCORP
                           (A DEVELOPMENT STAGE ENTERPRISE)

                            Notes to Financial Statements

                     Years Ended December 31, 1995, 1994 and 1993
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

COMMON STOCK SPLIT

In November 1994, the board of directors authorized a three-for-one stock split of common shares effective immediately, which resulted in an increase of authorized shares from 1,000,000 as of December 31, 1993 to 10,000,000 as of December 31, 1994. All loss per share and share amounts, other than those otherwise described, included in these financial statements have been adjusted for the stock split and merger described in Note 2.

INTANGIBLES

Legal fees incurred for patents allowed and/or pending have been capitalized. The company received approval for several patents in 1995 which are being amortized over 17 years, which is management's current estimate of their useful lives. No amortization is being taken on patents not yet issued as of December 31, 1995. Legal fees incurred for trademarks pending have been capitalized. No amortization was taken in 1995 as the trademarks had not been issued as of December 31, 1995.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents and stockholder loans are a reasonable estimate of their fair value. Investment securities are carried at their fair value.


                                         (43)

                                       VISCORP
                           (A DEVELOPMENT STAGE ENTERPRISE)

                            Notes to Financial Statements

                     Years Ended December 31, 1995, 1994 and 1993
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


STOCK OPTIONS


The company has completed an initial review of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," which will become effective for 1996. As is permitted under SFAS 123, the company has decided to continue accounting for employee stock compensation under the rules of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," but will disclose pro forma results using the SFAS 123 alternative accounting method.


NOTE 2 - NATURE OF OPERATIONS

The company was formed in Chicago, Illinois in May 1990. The company is a development stage enterprise and was founded to develop an electronic device
(ED) capable of adding modem, video data and telephone features to an ordinary television receiver over a telephone line. The company is currently engaged in the continuing development of that product and certain initial marketing efforts. In 1995, the product has reached the demonstration stage, and the company is seeking partners with software capabilities to utilize the ED technology.

On November 28, 1995, the company merged with Global Telephone and Communications, Inc. (GTCI) and reorganized under Section 368(a)(1)(B) of the Internal Revenue Code. Pursuant to the merger, four shares of GTCI stock were exchanged for every share of Viscorp stock, resulting in the stockholders of the former Viscorp retaining voting control over the merged entity. Accordingly, for accounting purposes, the acquisition has been treated as a recapitalization of Viscorp with Viscorp as the acquiror (reverse acquisition).

Upon completion of the reorganization, GTCI changed its name to Viscorp. Pro forma results of operations have not been presented because the effects of this acquisition were not significant.


NOTE 3 - CASH AND CASH EQUIVALENTS
                                     1995            1994
                                     ----            ----

          Cash                       $8,547          $5,564
          Money market funds*       731,383               -
          U.S. Treasury Bill*             -         547,314
                                  ---------       ---------
                                  $ 739,930       $ 552,878
                                  ---------       ---------
                                  ---------       ---------

          *At cost (which approximates fair value)


                                         (44)

                                       VISCORP
                           (A DEVELOPMENT STAGE ENTERPRISE)

                            Notes to Financial Statements

                     Years Ended December 31, 1995, 1994 and 1993
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------




NOTE 4 - INVESTMENT SECURITIES

Investment securities classified as noncurrent assets as of December 31, 1995 include marketable equity securities with a cost of $629,688, gross unrealized losses of $345,313 and an estimated fair value of $284,375.


NOTE 5 - INTANGIBLES

Intangible assets consist of the following:

                                                      1995           1994
                                                    ---------      ---------

          Patents and patents pending              $  80,194      $  73,946
          Trademark and trademarks pending            17,105          1,000
                                                    ---------      ---------

                                                      97,299         74,946
          Less accumulated amortization               (2,704)             -
                                                    ---------      ---------

                                                   $  94,595      $  74,946
                                                    ---------      ---------
                                                    ---------      ---------


NOTE 6 - COMMON STOCK

In November 1994, the company issued 640,000 shares of common stock at $.625 per share in exchange for the cancellation of a loan from a stockholder. The difference between the stated value of the common stock ($400,000) and the balance of the stockholder loan ($2,069,361) was recorded as additional paid-in capital. The conversion was not part of the original terms of the loan. The transaction was an extinguishment of debt between the company and a principal stockholder and as such was accounted for as a capital transaction.


                                         (45)

                                       VISCORP
                           (A DEVELOPMENT STAGE ENTERPRISE)

                            Notes to Financial Statements

                     Years Ended December 31, 1995, 1994 and 1993
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



NOTE 6 - COMMON STOCK (Continued)

In November 1994, the company entered into an agreement with a placement agent for a private offering. This private offering resulted in the sale of 2,000,000 units at a purchase price of $.625 per unit for a total consideration of $1,250,000. Each unit consisted of one share of common stock, one class A warrant and one class B warrant. The placement agent received 200,000 shares of common stock and 48,000 expense units valued at $155,000 as compensation for its services and costs. Each expense unit was composed of one share of common stock, one class A warrant and one class B warrant. In addition, attorney and finder's fees totaling $108,833, paid or to be paid in cash, $25,000 of which relates to an officer of the company, were incurred and are included as stock issuance costs. Of this amount, $50,000 was yet to be paid as of December 31, 1994. Also, one of the consultants participating in the private placement was granted an option, which was exercisable until March 8, 1998, for the purchase of 80,000 shares at the price of $.625 per share. This fee was revised in 1995. The previous options granted were cancelled and in exchange the consultant received $25,000 in cash, 40,000 shares of common stock with a deemed value of $25,000 and an option, which is exercisable until November 27, 2000, for the purchase of 120,000 shares at the price of $.625 per share.

The revision essentially paid off a remaining obligation (account payable) of $50,000 with $25,000 in cash and $25,000 of company common stock. In both, the options granted to purchase common stock were assigned a fair value of $0 and were accounted for accordingly.

Each class A warrant entitled the registered holder to purchase one share of common stock at an exercise price of $1.25 at any time on or before March 1, 1995. Each class B warrant entitled the registered holder to purchase one share of common stock at an exercise price of $1.88 at any time on or before April 30, 1995. None of the class A warrants were exercised by the March 1, 1995 expiration date, nor were any class B warrants exercised by the April 30, 1995 expiration date.

During 1995, the company entered into an agreement with Dextro Establishment, located in Liechtenstein in Europe to raise equity financing solely from offshore purchasers and purchasers who may be deemed "accredited investors" as those terms are generally defined under Regulation S and Regulation D, respectively, promulgated by the U.S. Securities and Exchange Commission. A total of 4,400,000 shares of the company's stock were issued at a purchase price of $.625 per share for a total of $2,750,000. The placement agent received finder's fees totaling $330,000 which are included as stock issuance costs.

Prior to signing the agreement with Dextro, the company was able to raise $285,000 through the issuance of 212,000 shares at a purchase price of $1.25 per share and 32,000 shares at a purchase price of $.625 per share.


                                         (46)

                                       VISCORP
                           (A DEVELOPMENT STAGE ENTERPRISE)

                            Notes to Financial Statements

                     Years Ended December 31, 1995, 1994 and 1993
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


NOTE 6 - COMMON STOCK (Continued)

In addition, an officer of the company and outside consultants received 600,000 and 106,000 shares, respectively, during 1995 as payment for services rendered, valued at the price of $.625 per share. Shares of common stock issued for other than cash have been assigned amounts equivalent to the fair value of the service or assets received in exchange.


NOTE 7 - INCOME TAXES

The company had elected to be taxed as an S corporation under provisions of the Internal Revenue Code. Under these provisions, the company did not pay federal and state corporate income taxes on its taxable income but was responsible for state replacement taxes. The election was terminated effective November 12, 1994.

Of the years presented, the company was an S corporation during the year ended December 31, 1993. There would be no change in the tax expense, net loss and net loss per share, taking into consideration the proforma effect of applying C corporation statutory rates then in effect. No material book versus tax temporary differences exist upon which deferred income taxes would be calculated. The company incurred a loss in all periods prior to and including 1993.

The company has net operating loss carryforwards of approximately $3,325,000 for federal and Illinois tax return purposes that may be offset against future taxable income. If not used, the carryforwards will expire as follows:

              Operating
                LOSSES
               ---------

    2009 $    1,076,200
    2010      2,249,000
              ---------

              $ 3,325,200
              -----------
              -----------

Because of the uncertainty of ever utilizing the loss carryforwards, a deferred tax asset of approximately $1,330,100 has been offset in total by a valuation allowance.


                                         (47)

                                       VISCORP
                           (A DEVELOPMENT STAGE ENTERPRISE)

                            Notes to Financial Statements

                     Years Ended December 31, 1995, 1994 and 1993
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


NOTE 7 - INCOME TAXES (Continued)

Principal reasons for variations between the statutory federal rate and the effective rates were as follows:



                                                            1995              1994
                                                           --------         --------
    U.S. federal statutory income tax rate                 34.00%            34.00%
    State income taxes, net of federal tax benefit           -                4.71
    Permanent differences regarding compensation             -               17.85
    S Corporation income                                     -              (25.29)
    Valuation allowance                                   (34.00)           (32.01)
    Other                                                    -                 .74

                                                              - %              -  %
                                                           --------         --------
                                                           --------         --------



NOTE 8 - OPERATING LEASES

The company entered into one-year leases for its office facilities. The lease for one of its offices is with a significant stockholder. Total rental expense for all operating leases, except those with terms of one month or less that were not renewed, was $8,400, $15,650 and $17,100 for the years ended December 31, 1995, 1994 and 1993, respectively. The amount of related party rent expense included above was $8,400, $9,100 and $8,400 for the years ended December 31, 1995, 1994 and 1993, respectively. Effective March 1, 1996, the company entered into a one-year lease with a nonrelated party at an annual rental of $43,960.


NOTE 9 - COMMITMENTS AND CONTINGENCIES

EMPLOYMENT AGREEMENTS

The company has entered into separate employment agreements with four of its officers and two other employees. The agreements for the four officers expire November 11, 1997, and automatically renew for an additional one-year period unless the company or the employee notifies the other party not less than 120 days prior to the expiration of the agreement of the company's or the employee's intent to let the agreement expire. The agreements for the two other employees expire in 1998, and do not automatically renew.


                                         (48)

                                       VISCORP
                           (A DEVELOPMENT STAGE ENTERPRISE)

                            Notes to Financial Statements

                     Years Ended December 31, 1995, 1994 and 1993
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



NOTE 9 - COMMITMENTS AND CONTINGENCIES (Continued)

LITIGATION

In December 1994, a former director and officer of the company filed a lawsuit in a California court against the company and several of its officers and directors alleging that the company violated an alleged agreement with him to become an executive officer of the company and claiming damages in excess of $10,000,000. The lawsuit alleges multiple claims including breach of fiduciary duty, breach of oral agreement, wrongful termination of employment, interference with contract, breach of employment agreement and fraudulent misrepresentation. The company has filed a counterclaim for fraud, breach of fiduciary duty, declaratory relief, rescission and negligent interference with prospective business advantage. The lawsuit was subsequently removed to the United States District Court for the Northern District of California, which granted the company's first summary adjudication motion on August 29, 1996. The District Court has postponed ruling on the company's remaining summary judgment motion, but may rule on it at any time. The company believes the allegations are without merit and intends to continue to vigorously defend itself and its directors and officers against the action.

The Company filed a lawsuit against three individuals formerly associated with the Company and the corporation which currently employs each of the foregoing individuals on July 25, 1996 in the United States District Court for the Northern District of California. The Company's complaint alleges misappropriation of trade secrets, conversion and breach of fiduciary duty arising out of the individual defendants' previous confidential relationships with the Company, access to proprietary information including the technology, hardware design, software, parts selection, feature set and architecture of the ED technology and subsequent transmittal of this proprietary information to the defendant corporation for its beneficial use. The Company is seeking declaratory and injunctive relief, as well as monetary damages. The defendants filed various counterclaims against the Company on September 13, 1995 alleging intentional interference with economic advantage, intentional interference with contractual relations and unfair competition arising out of the same set of occurrences. The defendants are seeking damages for lost profits, injury to business reputation, diminution of value of proprietary data, loss of customers and loss of investments. In addition, the defendants are seeking a declaratory judgment of no misappropriation of trade secrets, injunctive relief and punitive damages.

                                         (49)

                                       VISCORP
                           (A DEVELOPMENT STAGE ENTERPRISE)

                            Notes to Financial Statements

                     Years Ended December 31, 1995, 1994 and 1993
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


NOTE 9 - COMMITMENTS AND CONTINGENCIES (Continued)

The Company has filed a motion for a preliminary injunction, which motion was heard by the District Court on October 25, 1996. The District Court has yet to rule on this motion. Because the lawsuit is in the very early stages of discovery, it is not possible to determine the probable likelihood of an adverse ruling. However, if the defendant succeeded on their counterclaims, and were awarded significant monetary damages, and/or injunctive or declaratory relief against the Company, the Company could be materially adversely affected. The Company believes the allegations in the defendants' counterclaims are without merit and intends to vigorously defend itself against the actions.


NOTE 10 - STOCK OPTIONS

On May 13, 1993, the company granted two stockholders (holders) an option to purchase 9,590,400 and 2,397,600 shares of common stock. The option price was $.0833 per share. The option could only be exercised by the holder for no less than all of the shares. As of December 31, 1993, options to purchase 2,397,600 shares of common stock were outstanding.

On May 13, 1993 and August 31, 1994, options were exercised for 9,590,400 and 2,397,600 shares, respectively. Payment was executed by retiring stockholder advances in the amount of $799,200 and $199,800, respectively.

In November 1994, the company adopted a stock option plan that reserved 1,860,000 authorized but unissued shares of common stock. Also in November 1994, the company authorized the issue of options to purchase 1,002,400 shares of common stock at an exercise price of $.625 per share. These options were issued to employees who are officers of the company. Options to purchase 212,800 shares of the common stock were immediately vested with the balance of the options vesting over a two-year period commencing February 1, 1995. These options will expire in November 2004. None of these options were exercised during the 1994 fiscal year. As of December 31, 1994, options to purchase 1,002,400 shares of common stock were outstanding.

In September 1995, the company amended the stock option plan to reserve a total of 2,400,000 authorized but unissued shares of common stock at an exercise price of $.625. These options have been issued to employees who are officers of the company and various individuals and companies who rendered services to the company. The date to grant options expires June 30, 1996 and the options expire on June 30, 2001. There are 1,573,700 options outstanding as of December 31, 1995, which include the 1,002,400 options to purchase under the plan prior to the amendment.


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

                                       VISCORP
                           (A DEVELOPMENT STAGE ENTERPRISE)

                            Notes to Financial Statements

                     Years Ended December 31, 1995, 1994 and 1993
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


NOTE 11 - LICENSE FEE INCOME

In January 1995, the company entered into a license agreement with Digital Sciences, Inc. to license the ED technology and services and received an initial license fee paid in the form of 250,000 shares of Digital Sciences, Inc. common stock. The shares received on January 1, 1995 had a trading price of $968,750 and a fair value of $629,688, reflecting a 35% discount from trading price, as the shares were not yet registered. The company recognized this stock receipt as income during 1995 as all the requirements of the company under the agreement were completed during the year. In addition, Digital Sciences, Inc. will pay a license fee based on a percentage of gross revenue derived from the use of the ED technology and services. The company did not receive any such license fees in 1995.


NOTE 12 - LICENSE FEE EXPENSE

In 1994, as part of an agreement with NTN Communications, Inc. (NTN), the company incurred and expensed a license fee of $250,000. Of this fee, $200,000 was paid in 1994, with the remainder due on December 31, 1996. The initial term of the agreement expires December 13, 2001. Unless terminated, in accordance with the terms of the agreement, the agreement will be extended for a period of seven years. The company has a nonexclusive worldwide license to promote, market and develop an online computer service (service), which will be provided by NTN, for use with the company's product. The technology of the service provides two-way interactive computerized games that are broadcast to multiple locations, can be played by multiple participants at each location and allow the retrieval and processing of data entered by the participants. The company is required to pay usage royalties as defined in the agreement.


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





                                       VISCORP
                           (A DEVELOPMENT STAGE ENTERPRISE)

                            Notes to Financial Statements

                     Years Ended December 31, 1995, 1994 and 1993
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------




NOTE 13 - UNCERTAINTY - GOING CONCERN

The accompanying financial statements have been prepared assuming the company will continue as a going concern. The company cannot currently generate sufficient revenues and cash flow from operations to meet its business obligations. Therefore, future operations are predicated on raising additional capital in debt or equity markets. These factors raise substantial doubt about
the company's ability to continue as a going concern.   Any implementation of
the commercialization of the electronic device is dependent upon obtaining additional financing as may be necessary to ultimately achieve a level of sales adequate to support the company's operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management is continuing its efforts to obtain additional funding from private and venture capital sources and, with its merger with GTCI (Note 2), from public sources so the company can meet its obligations and sustain future operations. See Note 14 for additional information.


NOTE 14 - SUBSEQUENT EVENTS

AMIGA

In January 1996, the company finalized an agreement with Amiga Technologies GmbH (Amiga), a German company, for a nonexclusive, nontransferable license to the Amiga computer operating system technology. The initial term of the agreement expires December 26, 1998. Unless terminated, in accordance with the terms of the agreement, the agreement is to be renewable for subsequent three-year periods at the licensee's option. In January 1996, the company paid an initial royalty deposit of $450,000 to Amiga. The company is required to pay usage royalties as defined in the agreement.

In April 1996, the company signed a letter of understanding with Amiga and its parent, Escom AG, to acquire inventory and intellectual property, including patents and the Amiga computer operating system referred to above. The tentative acquisition price of the aforementioned assets was $40 million and was subject to normal due diligence and the completion of the transaction. Escom subsequently filed for bankruptcy in Germany.


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





                                       VISCORP
                           (A DEVELOPMENT STAGE ENTERPRISE)

                            Notes to Financial Statements

                     Years Ended December 31, 1995, 1994 and 1993
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



NOTE 14 - SUBSEQUENT EVENTS (Continued)

On July 18, 1996, the company entered into a new agreement ("Amiga Agreement") to acquire certain assets of Amiga (the "Amiga Assets"). The Amiga Assets would be acquired by the company from the bankruptcy estate of Escom Beteiligungs GmbH (a former manufacturer and distributor of IBM compatible computers throughout Europe) (the "bankruptcy estate of Escom"). The purchase price for the Amiga Assets would be $20.0 million less certain administrative costs associated with releasing the inventory to the company, estimated to be approximately $1.3 million. The company intends to liquidate the inventory through distribution agreements. The primary purpose for which the company is seeking to enter into the agreement is to incorporate Amiga's patented technology as an integral component of the ED device. The purchase price would be payable in three installments, with the first installment being due 30 days after the company posts a bank guarantee for such payment, which guarantee was to be secured within 30 days of the Amiga Agreement. The first payment of $10.0 million was due approximately 60 days from the date of the Amiga Agreement, or on or about September 18, 1996, with additional payments of $5.0 million and $3.7 million to occur 60 and 90 days, respectively, after posting such bank guarantee.

The Amiga Assets are to be acquired by a newly formed Delaware corporation ("Acquisition Corp.") which was formed expressly for the contemplated transaction. The company intends to establish an operating entity in Switzerland, which will enter into a series of sales representation agreements with sales organizations located throughout the European community.

Prior to the company posting the bank guarantee for the purchase price, Amiga is obligated to continue its ongoing operations, including the sale of existing inventories. Any funds received by Amiga from sales between July 18, 1996 and the date the company posts the bank guarantee will be deposited in a bank account which will be transferred to the company as part of the purchase of the Amiga assets. As of October 1, 1996, such sales totaled $645,814. Although the company currently is in negotiations with certain potential investors in an attempt to finance this transaction, the company has not obtained any commitments for financing. Pursuant to previous negotiations with the bankruptcy estate of Escom, the company received an extension from the earlier due date until October 14, 1996 to obtain the necessary financing. Although the time period to obtain financing has passed, the company currently is in active negotiations with the bankruptcy estate of Escom to gain an additional extension of time to secure the necessary financing. However, as of October 22, 1996, no extension had been obtained. There is no assurance the company will be able to obtain a further extension or the necessary financing to consummate the Amiga Agreement.


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







                                       VISCORP
                           (A DEVELOPMENT STAGE ENTERPRISE)

                            Notes to Financial Statements

                     Years Ended December 31, 1995, 1994 and 1993
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



NOTE 14 - SUBSEQUENT EVENTS (Continued)

OTHER

In February 1996, the company raised $50,000 through the issuance of 20,000 shares of common stock. In addition, from March 1 through April 11, 1996, the company raised $1,000,000 through the issuance of 500,000 shares of common stock and $250,000 through the exercise of 400,000 options at a price of $.625 per share which were convertible into 400,000 shares.

On February 5, 1996, the stockholders and board of directors approved an increase in the number of authorized common shares from 25,000,000 to 50,000,000.

On March 22, 1996, the stockholders of Digital Sciences, Inc. (Notes 4 and 11) approved the acquisition of Digital Sciences, Inc. by Resource Finance Group Ltd. Digital Sciences, Inc. merged into DSI Acquisition Corp., a newly-formed, wholly owned subsidiary of Resource Finance Group Ltd. On April 1, 1996, Resource Finance Group Ltd. merged into Intelligent Decision Systems Inc., a wholly owned subsidiary of Resource Finance Group Ltd. Each Digital Sciences, Inc. common share was converted into one common share of Intelligent Decision Systems Inc. As of April 11, 1996, Intelligent Decision Systems Inc.'s common stock was traded on the OTC Bulletin Board at approximately $2.25 per share.
The company's per share carrying value for these shares is $1.14 as of December 31, 1995, reflecting a 35% discount from its trading value, as the shares were not yet registered.


NOTE 15 - RECLASSIFICATION

For comparability, the 1994 and 1993 financial statements reflect reclassifications where appropriate to conform to the financial statement presentation used in 1995.


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






                                     SCHEDULE B-1
                                       VISCORP
                           (A DEVELOPMENT STAGE ENTERPRISE)

                Consolidated Other General and Administrative Expenses

                  Years Ended December 31, 1995, 1994, and 1993 and
            Period from May 1, 1990 (Inception) through December 31, 1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                                                                    Period from
                                                                   May 1, 1990
                                                                  (Inception)
                                                                    through
                                                                   December 31,
                                  1995         1994        1993       1995
                               ----------    ---------  ---------- -------------
 Salaries                      $224,391      $47,427    $127,532     $476,456
 Payroll taxes                   10,887        3,338           -       14,225
 Equipment rental                     -          722           -          722
 Advertising                          -           69      38,214       46,545

 Business plan                   39,141        2,500           -       41,641
 Accounting                      59,811       46,920      14,050      136,256
 Automobile                           -       14,159      12,829       37,773
 Depreciation and amortization    8,161        3,235      19,993       53,392

 Dues and subscriptions               -        1,621       1,959        4,620
 Delivery                             -        4,994           -        4,994
 Office                          25,812        2,489       2,182       34,912
 Miscellaneous                   26,820       12,152      10,471       49,845

 Promotion                       16,372       15,318      46,569       94,734
 Repair and maintenance           1,344          131       1,312        4,875
 Rent and utilities               8,610       15,969      17,653       67,231
 Bank charges                       486          479       1,385        2,350

 Insurance                       19,016        2,125           -       21,141
 Telephone                       58,840       34,372      26,487      137,321
 Printing                             -        5,406      14,534       20,229
 Bad debt                             -            -           -       11,509

 Bad debts - Other               25,000            -           -       25,000
 Directors' fee                  37,500        4,500           -       42,000
 Outside services                     -       98,522           -       98,522
                               ----------    ---------  ---------- -------------

       Total (Exhibit B)      $ 562,191    $ 316,448   $ 335,170  $ 1,426,293
                               ----------    ---------  ---------- -------------
                               ----------    ---------  ---------- -------------

         See independent auditor's report regarding supplemental information.


                                         (55)

                                      SIGNATURES

    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           VISCORP

                                           By:  /s/ Jerome Greenberg
                                                ------------------------------
October 28, 1996                                VisCorp, Chairman of the Board


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